[LETTERHEAD]



TO OUR SHAREHOLDERS:

     We are pleased to provide the enclosed Information Statement to the holders of record of the common stock of INCOMNET, Inc. as of September 11, 1998 in connection with the Board Change Agreement that the Company has entered into with Mr. John P. Casey, the Company's single largest shareholder. The Board Change Agreement provides that, subject to the satisfaction or waiver of certain conditions, Messrs. Melvyn H. Reznick (the Chairman of the Company), Rolf Lesem, Richard M. Horowitz and David Wilstein and Ms. Nancy S. Zivitz will resign from the Company's Board of Directors and Mr. Casey and his two designees, John P. Hill, Jr. and Michael A. Stein, will be appointed to serve as directors. If this change in the Board occurs as contemplated, the Board of Directors of the Company will consist of Messrs. Casey, Hill and Stein, as well as Dr. Howard Silverman, who is currently a member of the Board of Directors.

     The Board Change Agreement resulted from many weeks of discussions with Mr. Casey, who currently owns approximately 30% of the outstanding shares of the Company's common stock. Mr. Casey announced his opposition to the proposed sale of substantially all of the assets of the Company's principal subsidiary, National Telephone & Communications, and also expressed an intention to explore various alternatives with respect to his investment, including the possibility of seeking to acquire control of the Company. The Company began discussions with Mr. Casey after the agreement to sell NTC was terminated.

     On August 19, 1998, the NTC received a notice from WorldCom Network Services, the provider of NTC's telecommunications services, that it intended to disconnect those services for certain purported defaults if certain conditions were not satisfied. Subsequently, on August 27, 1998, WorldCom Network Services and First Bank & Trust of Newport Beach, NTC's primary lender, informed the Company and NTC that, as a condition to continued service and forbearance on amounts owed to them, they would require, among other things, that the Company and the Board of Directors enter into the Board Change Agreement.

     After careful consideration of these and other factors, the Board of Directors determined that the Board Change Agreement and the change in the Company's Board of Directors contemplated by that agreement were in the best interests of the Company and its shareholders.

     The enclosed Information Statement describes the Board Change Agreement in more detail and contains other important information, including information about the current Board of Directors and the new designees, and is being provided to you pursuant to Rule 14f-1 under the Securities Exchange Act of 1934. Please read it carefully. HOWEVER, SHAREHOLDERS ARE NOT BEING ASKED TO VOTE ON ANY MATTER AT THIS TIME AND NO PROXIES ARE BEING SOLICITED. Mr. Casey has informed the Company that, if the Board change occurs, he anticipates that the Company will hold a shareholders meeting within the next few months to, among other things, elect directors. In addition, Mr. Casey is seeking to obtain additional debt or equity financing for the Company and its subsidiaries.

     Finally, we would like to take this opportunity to thank our shareholders, employees, service providers and other constituents for their support and patience during a most difficult period for your Company. We wish Mr. Casey and the new and continuing members of the Board and management well in their efforts to seek to reinvigorate your Company.


                                     INCOMNET, INC.
                            BY:  THE BOARD OF DIRECTORS

                              /s/ MELVYN H. REZNICK
                              -----------------------------
                              Melvyn H. Reznick, Chairman

September 11, 1998

                                   INCOMNET, INC.
                         20501 Ventura Boulevard, Suite 265
                       Woodland Hills, California 91364-2313

                                   ______________

                  INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                   NOTICE OF CHANGE IN THE MAJORITY OF DIRECTORS

                                 September 11, 1998

                                   ______________

     This Information Statement is being mailed on or about September 14, 1998 to the holders of record of the Common Stock, no par value per share, of Incomnet, Inc., a California corporation (the "Company") as of the close of business on September 11, 1998. This Information Statement is being furnished in contemplation of a change in a majority of the members of the Company's Board of Directors pursuant to an agreement (the "Board Change Agreement") entered into as of August 28, 1998, by and among the Company, the current members of the Board of Directors of the Company (collectively, the "Current Board" or "Current Directors"), and John P. Casey, an individual ("Mr. Casey").

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the Information Statement. SHAREHOLDERS ARE NOT BEING ASKED TO VOTE ON ANY MATTERS AT THIS TIME AND NO PROXIES ARE BEING SOLICITED BY THIS NOTICE.

     The information contained in this Information Statement was prepared by the Company except for information concerning the New Directors (as defined below) which was furnished to the Company by the New Directors. The New Directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

                             THE BOARD CHANGE AGREEMENT

     Consummation of the Board Change Agreement is subject to a number of
conditions including some over which the parties have no control.   No
assurance can be given that the conditions of the Board Change Agreement will be satisfied or waived or that the Board Change Agreement will be consummated. Certain terms of the Board Change Agreement are summarized below and are qualified in their entirety by the Board Change Agreement, a copy of which is attached hereto as Exhibit A:

     1. Richard M. Horowitz, Rolf Lesem, Melvyn H. Reznick, David Wilstein and Nancy S. Zivitz have agreed to resign as directors on the first business day after the satisfaction or waiver of certain conditions (the "Conditions") or such later date as Mr. Casey and the Current Board agree (the "Effective Time"). Dr. Howard Silverman will remain as a director. The Company has agreed, subject to the satisfaction or waiver of the Conditions to which its obligations are subject, to appoint Mr. Casey and his designees, John P. Hill, Jr. and Michael
          A. Stein, as directors (collectively, the "New Directors") to fill three of the five vacancies created by the resignations of Mr. Horowitz, Mr. Lesem, Mr. Reznick, Mr. Wilstein and Mrs. Zivitz. The change in the composition of the members of the Board is hereinafter referred to as the "Board Change." The
          New Directors and Dr. Silverman are collectively referred to in this Information Statement as the "New Board." Following the Effective Time, the New Board may, but is not obligated to, appoint additional members to the Board of Directors who may be identified from time to time, all in accordance with the Company's organizational documents.

     2. The New Board will form and appoint members to an Audit Committee, a Compensation Committee and a Disinterested Director Committee. The Company and Mr. Casey will use commercially reasonable efforts to cause the New Board to offer Dr. Silverman the opportunity to be a member of each of these committees and the Executive Committee, if the Company forms such a committee. The Disinterested Director Committee will resolve any issues relating to transactions involving Mr. Casey in his individual capacity.

     3. The Company will nominate Dr. Silverman for reelection to the Board at the next annual meeting of the Company's shareholders. There will be no obligation of the Company to nominate Dr. Silverman for reelection to the Board after the next annual meeting of the shareholders, or if Dr. Silverman resigns from or is otherwise not a member of the Board prior to the next annual meeting of the Company's shareholders.

     4. The Conditions to the Board Change include the following: (i) a settlement agreement must have been entered into in the class action lawsuit known as Saundra Gayles vs. Incomnet, Inc. and Sam D. Schwartz (the "Class Action Lawsuit"), (ii) the Company must have in place directors and officers insurance coverage on terms acceptable to Mr. Casey, (iii) the Management Incentive Agreement, dated January 28, 1997 (the "Autonomy Agreement"), between the Company and National Telephone & Communications, Inc. a wholly-owned subsidiary of the Company ("NTC"), must have been rescinded (this Condition has been satisfied), (iv) the supermajority director vote provision in the Company's Bylaws must have been rescinded (this Condition has been satisfied), (v) the holders (collectively, the "Cohen Group") of the 1,598.2 outstanding shares of Series A and Series B Convertible Preferred Stock of the Company which Mr. Casey currently has an option to purchase must agree to approve an amendment to the Company's Articles of Incorporation, as amended, providing for an increase in the authorized number of shares of Common Stock to at least 50 million (this Condition has been satisfied), (vi) Worldcom Network Services, Inc. ("Worldcom"), NTC's telecommunications services provider, and First Bank &Trust Company of Newport Beach ("First Bank"), NTC's primary lender, shall have agreed to forebear their rights to foreclose on assets of the Company and NTC given to them as collateral and otherwise enforce their rights upon default under their respective agreements with the Company on terms acceptable to Mr. Casey, and
          (vii) the ten-day waiting period following the mailing of this Information Statement pursuant to Rule 14f-1 must have elapsed.

     5. Mr. Casey has agreed to utilize commercially reasonable efforts to obtain additional equity or debt financing for the Company, provided that Mr. Casey shall not be required to personally guarantee the obligations of the Company or any of its subsidiaries or to loan money to the Company or make additional equity investments in the Company or any of its subsidiaries.

     6. Mr. Casey will assign to the Company his option (the "Cohen Option") to purchase 1,598.2 outstanding shares of Preferred Stock owned by the Cohen Group (the "Cohen Preferred Stock") for $2.3 million plus accrued dividends and penalties, on condition that (i) the Company is financially able to purchase or redeem the Cohen Preferred Stock at the exercise price set forth in the Cohen Option agreement prior to termination of the Cohen Option; (ii) the Cohen Group consents to the assignment; (iii) the Company agrees to exercise the Cohen Option and redeem the Cohen Preferred Stock prior to termination of the Cohen Option; and (iv) the Company agrees to reimburse Mr. Casey for costs and expenses associated with acquiring and assigning the Cohen Option (including the Option price and Mr. Casey's closing costs and
          reasonable legal fees relating thereto).   The Cohen Option expires on
          October 14, 1998. The Company has agreed to exercise that option if it is financially able to do so, provided that all requirements of applicable law and any applicable contractual restrictions are satisfied.

          If the Company is not financially able to redeem the Cohen Preferred Stock on or before October 14, 1998, then Mr. Casey will exercise the option and acquire the underlying Cohen Preferred Stock. For the one-year period after the exercise of the option by Mr. Casey, the Company will have the option to redeem the Cohen Preferred Stock for Mr. Casey's purchase price plus carrying costs, and Mr. Casey will be obligated to hold the Cohen Preferred Stock (without transferring or converting it) during that one-year period. If the Company is not financially able to redeem the Cohen Preferred Stock from Mr. Casey during such one year period, then Mr. Casey will tender the Cohen Preferred Stock for conversion and the Company will convert the Cohen Preferred Stock into Common Stock (the "Cohen Common") at a conversion price which approximates the conversion price per share when the Cohen Preferred Stock was tendered for conversion by the Cohen Group on June 10 and 11, 1998 (i.e., approximately $0.19 per share of Common Stock). In such an event, Mr. Casey has agreed to register and offer the Cohen Common to all of the Company's shareholders on a pro rata basis for a purchase price equal to the sum of (i) the conversion price paid by Mr. Casey (i.e., approximately $0.28 per share), (ii) Mr. Casey's carrying costs and reasonable legal fees and costs attributable to the purchase of the Cohen Preferred Stock and the offering of the Cohen Common. To the extent that the Cohen Common is not fully subscribed in the first offering, Mr. Casey has agreed to offer the remaining Cohen Common to the subscribing shareholders on a pro rata basis in a second offering, after which any remaining Cohen Common could be retained by Mr. Casey or assigned by him in his sole discretion.

     7. The Company has agreed to solicit the approval of the Company's shareholders to the proposed amendment to the Company's Articles of Incorporation, as amended, to increase the number of authorized shares of the Company's Common Stock to 50 million. Mr. Casey has agreed to vote in favor of such amendment at any shareholders' meeting duly called for that purpose.

     8. The Company has agreed to reimburse Mr. Casey for any reasonable costs and expenses (including reasonable attorneys' fees and costs), in addition to the expense reimbursements already described, which are incurred by him in connection with: (i) the settlement of the Class Action Lawsuit, (ii) filings made with the Securities and Exchange Commission ("SEC") or any other regulatory agency in connection with the Board Change, (iii) preparation of this Information Statement,
          (iv) obtaining directors' and officers' insurance coverage, (v) negotiating and preparing the nonbinding term sheet dated August 21, 1998 relating to the proposed Board Change and Board Change Agreement, (vi) any negotiations with Worldcom or First Bank with respect to NTC, and
          (vii) any negotiations by Mr. Casey with institutional investors relating to additional equity or debt financing for the Company or NTC.

          Other than the costs and expenses relating to the Cohen Preferred Stock and those matters described in clauses (i) through (vii) above,
          (a) upon the approval of a majority of the Disinterested Director Committee (and without requiring the approval of the Company's shareholders), the Company will reimburse Mr. Casey up to $100,000 of costs and expenses incurred by him on or after April 1, 1998 in connection with due diligence concerning the Company and its proposal to sell NTC, the attempt to prevent such sale and any related documentation and his evaluation of his rights and alternatives as a significant shareholder of the Company (collectively, the "Due Diligence and Other Costs"), and (b) upon the approval of the majority of the disinterested members of the New Board and the Company's disinterested shareholders, the Company will reimburse Mr. Casey for Due Diligence and Other Costs in excess of $100,000.

     9. The Company has agreed that from the date of the Board Change Agreement until the Board Change, the Company will not, and will cause all of its subsidiaries not to, without the prior written consent of Mr. Casey, (i) amend any of its or its subsidiaries organization documents, (ii) initiate, solicit, encourage, negotiate with or provide nonpublic information to, any third party in connection with any extraordinary transactions (merger, sale of assets, sale of securities, declaration of dividend, adoption of shareholders' rights plan or other similar transaction) or agree to incur any material liability (loans for borrowed money or settlement of litigation, including but not limited to the Class Action Lawsuit), or (iii) cause any increase or make any agreement to increase compensation payable to directors, employees or consultants, or enter into severance or termination arrangements affecting directors, employees or consultants, or amend any employee plans or grant any options, warrants or rights to purchase securities relating to the Company or any of its subsidiaries. Notwithstanding the foregoing, the Company or its subsidiaries may: (i) enter into a sublease at 2811 East Main Street under the terms set forth in the term sheet, dated July 17, 1998, and (ii) obtain debt financing on terms substantially similar to those previously proposed by a financial institution in July 1998. In addition, Mr. Casey has agreed not to unreasonably withhold his consent to any short-term financing arrangements into which the Company or any of its subsidiaries may propose to enter pending the Board Change.

     10. At the Effective Time, the parties will release each other and certain of their respective affiliates from Claims (as specifically defined in the Board Change Agreement) which may arise from (i) the Board Change, (ii) the proposed sale or recapitalization of NTC originally contemplated in or about December 1997, including pursuant to the Asset Purchase Agreement dated as of March 31, 1998 between NTC Acquisition, Inc. and NTC, (iii) the proposed NTC debt financing with a financial institution in July 1998, (iv) the sale of up to 2.5 million shares of Rapid Cast, Inc. ("RCI") at $.60 per share, (v) upon the redemption of the Cohen Preferred Stock or the approval by the Company's shareholders of the amendment to the Company's Articles of Incorporation, as amended, increasing the authorized number of shares of the Company's Common Stock to 50 million shares and subsequent conversion of the Cohen Preferred Stock into shares of Common Stock based on the conversion price when tendered for conversion on June 10 and 11,

          1998, the failure to have shares of Common Stock available for issuance to the holders of the Cohen Preferred Stock upon their attempted conversion of such stock into shares of Common Stock on June 10 and 11, 1998, or (vi) any action, failure to act, representation, event, transaction, occurrence or other subject matter resulting from, arising out of, relating to, connected in any way with, or alleged, suggested or mentioned in connection with the foregoing matters. The parties have also agreed to indemnify each other generally for any losses they may incur as a result of the assertion of any released Claims against them.

     11. The Board Change Agreement may, by notice given prior to or at the scheduled closing of the Board Change, be terminated: (i) by either Mr. Casey or the Company if a material breach of the Board Change Agreement has been committed by another party and such breach has not been waived; (ii) by Mr. Casey or the Company if any of the respective Conditions to their obligations is or becomes impossible to satisfy (other than through their own failure to comply with their obligations under the Board Change Agreement) and the applicable party has not waived or does not waive such condition; (iii) by mutual consent of Mr. Casey and the Company; or (iv) by either Mr. Casey or the Company if the closing of the Board Change has not occurred (other than through the failure of any party seeking to terminate the Board Change Agreement to comply fully with its obligations under the Board Change Agreement) on or before September 30, 1998 or such later date upon which the parties may agree.

     The Board Change Agreement resulted from many weeks of discussions with Mr. Casey, who currently owns approximately 30% of the outstanding shares of the Company's Common Stock. Mr. Casey announced his opposition to the proposed sale of substantially all of the assets of NTC and also expressed an intention to explore various alternatives with respect to his investment, including the possibility of seeking to acquire control of the Company. The Company began discussions with Mr. Casey after the agreement to sell NTC was terminated.

     On August 19, 1998, NTC received notice from WorldCom that it intended to disconnect NTC's telecommunications services for certain purported defaults if certain conditions were not satisfied. Subsequently, on August 27, 1998, WorldCom and First Bank informed the Company and NTC that, as a condition to continued service and forebearance on amounts owed to them, they would require, among other things, that the Company and the Current Board enter into the Board Change Agreement. After careful consideration of these and other factors (including, but not limited to, Mr. Casey's agreements with respect to the Cohen Preferred Stock as described in paragraph 6, above) the Current Board determined that the Board Change Agreement and the Board Change were in the best interests of the Company and its shareholders.

                        OUTSTANDING SHARES AND VOTING RIGHTS

     As of September 11, 1998, the Company had outstanding 20,000,000 shares of Common Stock. Each share entitles the holder to one vote. The holders of Common Stock have cumulative voting rights under the laws of the State of California, which means the holders of a minority of the shares can elect a certain number of the directors if a shareholder elects to cumulate his votes in the election of directors. The holders of the outstanding Series A and Series B Convertible Preferred Stock do not have voting rights by virtue of their ownership of those shares.

           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 4, 1998 including each person known by the Company to be the beneficial owner of more than 5% of any class of the Company's capital stock as of September 4, 1998. In addition, the number of shares of the Company's Common Stock beneficially owned by each Current Director and by each executive officer of the Company, and the number of shares beneficially owned by the Current Directors and executive officers of the Company as a group, as of September 4, 1998, are disclosed below in the second table. The information was furnished to the Company by the identified individuals in public reports. Except as indicated, each person listed below has sole voting and investment power with respect to the shares set forth opposite such person's name.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS


 Name and Address                  Amount and Nature       Percent of Common
 of Beneficial Owner            of Beneficial Ownership   Stock Outstanding (4)
 -------------------            -----------------------   ---------------------
 Robert Cohen (1)                    2,827,637                14.1%
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 Stefanie Rubin (1)                  2,358,654                11.8%
 111 Deer Run
 Rosslyn, NY  11577

 Jeffrey Rubin (1)                       6,000               .0003%
 111 Deer Run
 Rosslyn, NY  11577

 Allyson Cohen (1)                     576,316                 2.9%
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 Jeffrey Cohen (1)                   1,668,947                 8.3%
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 Alan Cohen (1)                        632,316                 3.2%
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 Meryl Cohen (1)                       526,316                 2.6%
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 Meryl Cohen                           263,158                 1.3%
 Custodian for Gabrielle Cohen (1)
 1500 Hempstead Turnpike
 East Meadow, NY  11554

                                      -6-

 Name and Address                  Amount and Nature       Percent of Common
 of Beneficial Owner            of Beneficial Ownership   Stock Outstanding (4)
 -------------------            -----------------------   ---------------------

 Meryl Cohen, Custodian for            263,158                 1.3%
 Jaclyn Cohen (1)
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 Meryl Cohen, Custodian for            263,158                 1.3%
 Erica Cohen (1)
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 Meryl Cohen, Custodian for            263,158                 1.3%
 Nicole Cohen (1)
 1500 Hempstead Turnpike
 East Meadow, NY

 Lenore Katz (1)                       574,561                 2.9%
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 Broadway Partners (1)               1,092,632                 5.5%
 1500 Hempstead Turnpike
 East Meadow, NY  11554

 John  P. Casey (2)                  6,137,504                30.7%
 10220 River Road, #115
 Potomac, MD  20854

 Gary Kaplowitz (3)                    867,727                 4.3%
 1233 Beech St., #3
 Atlantic Beach, NY  11509

 Allan P. Rothstein (3)                867,727                 4.3%
 1233 Beech St., #3
 Atlantic Beach, NY  11509


----------------------------------
(1) These parties filed a Schedule 13-D on June 19, 1998 as a group (the "Cohen Group") and amended it on July 20, 1998 pursuant to which they disclosed their shareholdings in the Company. In the Schedule 13-D, the Cohen Group disclosed that they had entered into an Option Agreement with Mr. Casey pursuant to which Mr. Casey acquired an option to purchase 1,598.2 outstanding shares of Series A and Series B Convertible Preferred Stock from the Cohen Group for a total purchase price of $2,300,000 plus certain cumulative unpaid dividends. Mr. Casey agreed to pay a non-refundable option price of $300,000 to the Cohen Group for the option, payable $150,000 upon execution of the Option Agreement and $150,000 on August 15, 1998. Mr. Casey has paid the full option price, which will be applied towards the $2,300,000 purchase price for the Preferred Stock. Mr. Casey's option expires on October 14, 1998. If he does not exercise the option by that date, then the Cohen Group will retain the Cohen Preferred Stock.
     For information with respect to certain
     provisions of the Board Change ment relating to the Cohen Option, see paragraph number 6 in the above ry of the Board Change Agreement. The shares indicated on the table he Cohen Group include shares of Common Stock which could be acquired the conversion of the Cohen Preferred
     Stock subject to the Option ment, assuming a conversion price of approximately $0.19 per share and the authorized number of shares of the Company's Common Stock is ased in order to permit such conversion.
     These shares represent antially all of the shares of Common Stock reported as being icially owned by the members of the Cohen Group.

(2) The shares indicated on the table for Mr. Casey do not include any shares of Common Stock which could be acquired upon his exercise of the Cohen Option and the subsequent conversion of the Cohen Preferred Stock, assuming that the authorized number of shares of the Company's Common Stock is increased in order to permit such conversion. The 6,137,504 shares of Common Stock represented as beneficially owned by Mr. Casey include 102,000 shares which are owned by trusts and accounts for the benefit of Mr.
     Casey's two minor children.   Mr. Casey has shared voting and dispositive
     power over those shares. While Mr. Casey disclaims the existence of the formation of any group with the Cohen Group, Mr. Casey has agreed to vote on any proposals concerning changes in the authorized Common Stock of the Company as directed by the Cohen Group through August 14, 1999.

(3) Mr. Kaplowitz filed a Schedule 13-G on March 20, 1998 in which he stated that he was acting as a member of a group that includes Allan P. Rothstein. The shares indicated on the table for both individuals are as reported on their Schedule 13-G dated March 20, 1998, and assumed the conversion of their outstanding Series B Preferred Stock at a conversion price equal to 80% of the then-prevailing trading price of the Company's Common Stock.
     The shares indicated in the table do not include an additional estimated 632,044 shares of Common Stock potentially issuable to each of them pursuant to the conversion of their outstanding Series B Preferred Stock on June 11, 1998 (they each had 450 shares of Series B Preferred Stock), which shares could not be issued because the Company did not have sufficient authorized but unissued Common Stock. Mr. Kaplowitz and Mr. Rothstein did not rescind the conversion of their Series B Preferred Stock and are awaiting the issuance of the Common Stock issuable to them if and when the Company increases the number of its authorized shares of Common Stock.

(4) Assumes 20,000,000 shares of the Company's Common Stock outstanding. Does not include 510,000 vested stock options issued to Current Directors and executive officers of the Company, which are at exercise prices ranging from $4.25 to $4.87 per share. Does not include 1,500,000 shares of stock that have been reserved for the settlement of the Class Action Lawsuit. This reserve does not necessarily reflect the terms upon which the
     settlement of the Class Action Lawsuit, if any, may be effected.   Does not
     include 9,819,235 shares of Common Stock issuable pursuant to the conversion of outstanding Preferred Stock which was rescinded, and for which no authorized shares were left to issue upon the conversion on June 11, 1998. Does not include 1,568,571 shares of the Company's Common Stock which would have been issuable upon the conversion of outstanding Series A and Series B Convertible Preferred Stock on June 11, 1998, but for which no authorized shares were available, and for which the conversions were not rescinded. The number of shares of Common Stock into which these outstanding shares of Preferred Stock are convertible is uncertain at this time.

SECURITY OWNERSHIP OF MANAGEMENT


                                                            Percent of Shares of
Name of                  Amount and Nature                  Common Stock
Beneficial Owner         of Beneficial Ownership            Outstanding (5)
----------------         -----------------------            ---------------------
 Nancy S. Zivitz                 202,300 (1)                        1.0%
 David Wilstein                  537,179                            2.7%
 Richard M. Horowitz             332,400                            1.7%
 Rolf Lesem                       98,000                            0.5%
 Melvyn H. Reznick                53,400 (2)                        0.27%
 Mark J. Richardson                  __  (3)                        0%
 Dr. Howard Silverman                __  (4)                        0%
 Michael Keebaugh                    __                             0%
 Debra Chuckas                       __                             0%
 Eric Hoffberg                       __                             0%
 All directors and             1,203,279                            6.0%
  officers as a
  group (10 persons)

------------------------------
(1) Does not include stock options or warrants to purchase 85,000 shares owned by Mrs. Zivitz, a member of the Company's Board of Directors, 50,000 of which have an exercise price of $4.37 per share and 35,000 of which have an exercise price of $4.25 per share. The stock options are exercisable as follows: 25,000 at any time until February 28, 2001, 25,000 at any time until January 1, 2002, and 35,000 at any time until January 22, 2002. The Company has been informed that Mrs. Zivitz has sold all of the shares of the Company's Common Stock reported in the table.

(2) Does not include stock options to purchase 25,000 shares at an exercise price of $4.87 per share, exercisable at any time until February 28, 2001, stock options to purchase 25,000 shares at an exercise price of $4.87 per share, exercisable at any time until May 31, 2001, stock options to purchase 25,000 shares at an exercise price of $4.87 per share, exercisable at any time until August 31, 2001, stock options to purchase 25,000 shares at an exercise price of $4.87 per share, exercisable at any time until November 30, 2001, and stock options to purchase 200,000 shares at an exercise price of $4.37 per share, exercisable at any time until April 5, 2001, with respect to 100,000 of the optioned shares, February 28, 2002, with respect to 25,000 of the optioned shares, May 31, 2002, with respect to 25,000 of the optioned shares, and September 3, 2003 with respect to 50,000 of the optioned shares. Does not include stock options to purchase 150,000 shares at an exercise price of $4.87 per share, which do not vest until RCI achieves certain financial performance goals, and stock options to purchase 50,000 shares at an exercise price of $4.37 per share, which do not vest until RCI becomes a public company. The unvested stock options will expire as a result of the Settlement Agreement between the Company and Mr. Reznick. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

(3) Does not include stock options to purchase 30,000 shares at an exercise price of $4.37 per share, and stock options to purchase 20,000 shares at an exercise price of $4.25 per share, exercisable at any time until February 28, 2001 and January 22, 2002, respectively.

(4) Does not include stock options to purchase 35,000 shares of the Company's Common Stock at an exercise price of $4.25 per share, exercisable at any time until January 22, 2002.

(5) Assumes 20,000,000 shares of the Company's Common Stock outstanding. Does not include 510,000 vested stock options issued to Current Directors and executive officers of the Company, which are at exercise prices ranging from $4.25 to $4.87 per share. Does not include 1,500,000 shares of stock that have been reserved for the settlement of the Class Action Lawsuit. This reserve does not necessarily reflect the terms upon which the settlement of the Class Action Lawsuit, if any, may be effected. Does not include 9,819,235 shares of Common Stock issuable pursuant to the conversion of outstanding Preferred Stock which was rescinded, and for which no authorized shares were left to issue upon the conversion on June 11, 1998. Does not include 1,568,571 shares of the Company's Common Stock which would have been issuable upon the conversion of outstanding Series A and Series B Convertible Preferred Stock on June 11, 1998, but for which no authorized shares were available, and for which the conversions were not rescinded. The number of shares of Common Stock into which these outstanding shares of Preferred Stock are convertible is uncertain at this time.

     Following completion of the transactions contemplated by the Board Change Agreement, the relative shareholdings of the Current Board and Mr. Casey will remain unchanged, except to the extent that the Company redeems the Cohen Preferred Stock or Mr. Casey exercises his option to purchase the Cohen Preferred Stock, as contemplated by the Board Change Agreement. See paragraph 6 under "THE BOARD CHANGE AGREEMENT."


                  DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The Company's Board of Directors prior to the transactions contemplated by the Board Change Agreement consists of six members, with one vacancy. The Board is authorized to establish the number of directors in a range of five to nine. As part of the transactions contemplated by the Board Change Agreement, the number of members of the New Board after the Board Change are expected to be four, although the New Board has the ability to appoint additional board members within the current authorized range of five to nine members. After the Board Change, the New Board is expected to amend the Bylaws to conform to the actual number of directors on the New Board who will be appointed following the Board Change.

     Listed below are the Current Directors and executive officers of the Company prior to the transactions contemplated by the Board Change Agreement, followed by their business experience:


     MELVYN H. REZNICK, 55, has been the President, Chief Executive Officer and Chief Financial Officer of the Company since November 1995 and the Chairman of the Board since May 9, 1996. He also serves as the Chief Executive Officer, Chairman of the Board of Directors, and Chief Financial Officer of GenSource Corporation ("GenSource") since its acquisition by the Company on May 2, 1997. He has 30 years of experience in engineering, manufacturing, management, marketing, real estate and corporate development. Since 1978, he has been a partner in two real estate companies, Property Research and Management Co. and PRM Realty. Prior to entering the real estate industry, he was an engineer in the aerospace industry. He has a Bachelor of Science and a Master of Science in Mechanical Engineering from the Massachusetts Institute of Technology and is a member of the Society of Sigma Xi. He is also an active member of the National Association of Corporate Directors (NACD).

     DR. HOWARD SILVERMAN, 57, joined the Company's Board in January 1997 to fill a vacancy on the Board. He is presently an independent consultant in the field of investment banking. From November 1996 to October 1997, he served as an investment banking consultant with Andrew, Alexander, Wise & Co. (New York, New
     York). From May 1995 to November 1996, Dr. Silverman served as Vice President of Corporate Finance for Rickel & Associates. From 1991 until he joined Rickel, he served as an independent consultant to development stage and mid-sized operating companies. From 1985 to 1991, he was the founder and Board Chairman of Vision Sciences, a company that developed, manufactured and sold in-office lens casting systems. In 1968, Dr. Silverman received a Doctor of Optometry from Illinois College of Optometry and in 1965, he received a Chemical Engineering degree from the College of the City of New York.

     DAVID WILSTEIN, 70, joined the Company's Board in August 1997 to fill a vacancy. He is the President and Chairman of the Realtech Group, a real estate development and management firm in Los Angeles, California, which he founded in 1968. He is also the Chairman of the Board of Aero Products Research, a company that develops plastic products, and a member of the Board of C.I. Systems, a company that develops electro-optical test equipment. Mr. Wilstein has a Bachelor of Science in Civil Engineering from the University of Pittsburgh.

     NANCY S. ZIVITZ, 49, joined the Company's Board in November 1995. From 1987 to 1991, she was Senior Vice President of City National Bank in Washington, D.C. where she was head of the Retail Banking Unit. From 1991 to the present, she has been involved in community service for such organizations as the Coalition of Christians and Jews and the Association of Professional Women. She has a Bachelor of Business Administration from George Washington University.

     ROLF LESEM, 66, was elected to the Board of Directors by shareholders at the Company's Annual Meeting of the Shareholders on December 15, 1997. He received his Bachelor's of Mechanical Engineering from Cooper Union School of Engineering in 1953 and his Master's of Science in Mechanical Engineering from Cornell University in 1955. He has also taken graduate courses at UCLA. Mr. Lesem has spent his career as a mechanical engineer in the aerospace industry. Since 1995, he has been involved in the design of ruggedized handheld computing systems for Litton Data Systems in Moorpark, California. In 1993 and 1994, Mr. Lesem was involved in the design of photographic processing equipment for Colourtronic in Chatsworth, California. From 1986 to 1993, he worked for Teledyne Systems Co. in Northridge, California, designing air and spacecraft subsystems.

     MARK J. RICHARDSON, 45, has been the Corporate Secretary of the Company since May 26, 1998. Mr. Richardson has been in the private practice of law specializing in finance, transactions, corporations, limited liability companies and partnerships since 1978, and has had his own law firm since June 1993. Mr. Richardson earned a Bachelor of Science from the University of Michigan School of Natural Resources and graduated summa cum laude with Phi Beta Kappa honors in 1975. In 1978, Mr. Richardson earned a Juris Doctor from the University of Michigan Law School, graduating cum laude.

     RICHARD M. HOROWITZ, 56, joined the Company's Board in August 1997 to fill a vacancy. He has served as President of Management Brokers Insurance Agency in Beverly Hills, California since 1974. He also serves as Chairman of Leviathan Corporation, a computer sales, consulting and software company, and Chairman of Dial 800, Inc., a telecommunication company. Since 1990, he has been a member of the Board of Directors of Trio-Tech International, a company that produces environmental testing equipment. He has a Masters of Business Administration from Pepperdine University.

     MICHAEL J. KEEBAUGH, 43, has been the Vice President of Operations of NTC since March 1997. As Vice President of Operations, Mr. Keebaugh is responsible for the NTC Call Center, facilities management, billing, collections, and order processing, as well as the ongoing relationship with key vendors. Prior to joining NTC, Mr. Keebaugh was the Vice President of Operations for GE Capital Commercial Direct in Atlanta, Georgia, and the Vice President of Operations for Mid Communication, Inc. in Seattle, Washington. GE Capital Commercial Direct and Mid Communication, Inc. are both long distance telephone service resale companies. Prior to joining Mid Communication, Inc. in May 1995, Mr. Keebaugh worked in a variety of management positions, including National Customer Support Manager, for Sprint Communications in Overland Park, Kansas. Mr. Keebaugh has a Bachelor of Science degree from Bowling Green State University in Ohio.

     DEBRA A. L. CHUCKAS, 38, is the Senior Vice President of Marketing Support for NTC and has held a number of other marketing positions with NTC since she joined that company in June 1993. As Senior Vice President of Marketing Support, Ms. Chuckas directs the development and implementation of long distance service marketing programs as well as the ongoing support of NTC's independent sales representatives. Prior to joining NTC, Ms. Chuckas held management positions in the retail industry where she was responsible for the management of a women's apparel chain. Ms. Chuckas has also held positions in the marketing, communication and management fields in the hotel industry in Chicago and New Orleans. Ms. Chuckas holds a Bachelors of Arts in Business Administration from the University of Hawaii.

     ERIC HOFFBERG, 43, has been employed at GenSource since January 1990 (formerly CIC until October 15, 1997 when its name was changed to GenSource) and has more than 20 years of experience in the insurance industry. From January 1991 to his promotion to President and Chief Operating Officer upon the acquisition of GenSource by the Company, he served as GenSource's Vice President of System Services. From January 1990 to December 1990, he served as the Director of Systems & Programming for GenSource. Prior to joining GenSource, he worked as Assistant Vice President & MIS Director for a subsidiary of Continental Insurance from 1988 to 1990. Mr. Hoffberg is married to Nora Kenner, an officer of GenSource. In 1976, he received a Bachelor of Arts in Business Administration from Long Beach State University.

THE NEW DIRECTORS

     The following information concerning the New Directors was provided by the New Directors and the Company assumes no responsibility for the accuracy or completeness of such information. The New Directors will take their positions at the Effective Time.

     Other than Mr. Casey, none of the New Directors or their associates beneficially owns any equity securities or the right to acquire any equity securities of the Company, or has been involved in any transaction with the Company or any of its Current Directors or executive officers that is required to be disclosed pursuant to the rules and regulations of the SEC. Each of the New Directors is a United States citizen. None of the New Directors currently holds positions with the Company or any of its subsidiaries. Each of the New Directors has consented to be a director of the Company.

     JOHN P. CASEY, 49, has been a director and Senior Vice President, Financial Marketing for Meridian Investments, Inc., an NASD registered broker-dealer ("Meridian"), since 1981. Meridian is a privately held company and Mr. Casey believes that it is one of the largest originators of tax credit equity in the United States. Mr. Casey is primarily responsible for the design of financial marketing plans for Meridian.
     It is contemplated that following the

     Board Change, Mr. Casey will serve as Chairman of the Company. Since 1996, Mr. Casey has served as a director of Val-u-net and since 1997 he has served as a director of 1-800-Database, which are privately held companies involved in electronic commerce and internet technologies. Mr. Casey also currently serves as a director of the Make-a-Wish Foundation for the Mid-Atlantic region. Mr. Casey received a Bachelor of Science degree in Political Science in 1971 from the University of Massachusetts (Boston State College).

     JOHN P. HILL, JR., 38, is the President of Quince Associates, a closely held company with investments in real estate, retail convenience stores, restaurants, technology and various other public and private companies. Since 1989, he has also served as President of Trans Pacific Stores, Ltd., a privately held operator of retail stores. Since 1997, Mr. Hill has served as a director of Covol Technologies, Inc., a publicly traded technology development company based in Utah. Prior to 1989, Mr. Hill was the Chief Financial Officer for various privately held retail and restaurant companies. Mr. Hill received a Bachelor of Science degree in Accounting from the University of Maryland and became a certified public accountant in 1984.

     MICHAEL A. STEIN, 49, is the Executive Vice President and Chief Financial Officer of Marriott International, Inc., a position to which he was appointed in 1993. Mr. Stein is responsible for Marriott's treasury, corporate and project finance, investor relations, controllership, tax, risk management and internal audit functions. Marriott is headquartered in Washington, D.C., and has approximately 129,000 employees. Mr. Stein joined Marriott in 1989 as its Vice President, Finance and Chief Accounting Officer. Prior to joining Marriott, Mr. Stein spent 18 years with Arthur Andersen LLP where he was a partner. Mr. Stein graduated from the University of Maryland and is a certified public accountant.

     As explained above and in Mr. Casey's Schedule 13-D, as amended, Mr. Casey beneficially owns 6,137,504 shares of Common Stock and an option to purchase 1,598.2 shares of Preferred Stock from the Cohen Group. Mr. Casey purchased 1,907,404 shares of his Common Stock using a credit facility ("Credit Facility") provided by Trans Pacific Stores, Ltd., a Hawaiian corporation. The Credit Facility is secured by a pledge of certain personal assets of Mr. Casey not including any of Mr. Casey's shareholdings in the Company. The Credit Facility bears a simple interest rate of 18% per annum and has no minimum periodic payments and no prepayment penalties. The Credit Facility is due and payable in full with accrued interest by no later than June 30, 1999, unless the parties mutually agree upon an extension. As described above, John P. Hill, Jr., a New Director, is President of Trans Pacific Stores, Ltd.

     The Company understands that Mr. Casey and the New Board will seek the appointment of new senior officers of the Company and NTC, including a new Chief Executive Officer and Chief Financial Officer. To date, Mr.Casey has not informed the Company as to the identity of any of these new officers.

COMMITTEES AND MEETINGS OF THE BOARD

     During the fiscal year ended December 31, 1997, the Board of Directors held 14 regular meetings. All directors attended 100% of all meetings of the Board and of each Committee of the Board of which the director was a member, except that two directors missed one meeting each. The Current Directors do not receive cash compensation for attending Board or Committee meetings and may receive discretionary stock option grants. The Current Directors are reimbursed for their expenses incurred in connection with meetings of the Board and its Committees.

     The Company has standing Executive, Audit and Compensation Committees. The Company does not have a standing nominating committee, or any committees performing similar functions. The members of each Committee are elected by the Board at its annual organization meeting for a term of one year or until the member's successor is duly elected.

     The Executive Committee, as of September 11, 1998, was comprised of Melvyn H. Reznick, David Wilstein and Rolf Lesem. The Executive Committee functions as the liaison between the executive officers of the Company and the Board. The Executive Committee provides oversight of management for the Board. It evaluates reports by management and makes recommendations to the Board from time to time. The Executive Committee is also authorized to act on behalf of the Board in certain cases when specifically authorized to do so by Board resolution.

     The Audit Committee, as of September 11, 1998, was comprised of Nancy S. Zivitz and is responsible for overseeing the work of the Company's independent public accountants.

     The Compensation Committee, as of September 11, 1998, was comprised of Dr. Howard Silverman and Nancy S. Zivitz and administers the Company's executive compensation programs and determines the compensation of senior management.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Based on copies of such reports furnished to the Company, there were no reportable untimely filings under Forms 3, 4 or 5 by persons subject to Section 16(a) of the Securities Exchange Act of 1934, as amended, during the last fiscal year.

                           EXECUTIVE COMPENSATION

     The following summary compensation tables set forth the annual cash and stock option compensation for the Company's Chief Executive Officer and its other four most highly compensated executive officers serving as of December 31, 1997 and the compensation paid to them by the Company (including its subsidiaries) for each of the last three completed fiscal years.


                          SUMMARY CASH COMPENSATION


 Name of Individual                Position                  1997             1996             1995
-------------------------------------------------------------------------------------------------------
 James R. Quandt (1)         President, NTC              $572,469 (2)      $ --            $ --
-------------------------------------------------------------------------------------------------------
 Edward R. Jacobs (3)        Chairman, NTC               $484,157 (3)      $405,471 (3)    $292,499 (3)
-------------------------------------------------------------------------------------------------------
 Victor C. Streufert (4)     Chief Financial Officer,    $335,189 (5)      $--             $--
                             NTC
-------------------------------------------------------------------------------------------------------
 Melvyn H. Reznick (6)       President, Incomnet         $250,000          $350,000 (7)    $15,234 (8)
-------------------------------------------------------------------------------------------------------
 Louis Cheng                 Vice President, NTC         $176,615          $--             $--
-------------------------------------------------------------------------------------------------------

(1) Mr. Quandt has entered into a settlement agreement with NTC pursuant to which his employment with NTC terminated on August 31, 1998. Under the settlement agreement, Mr. Quandt will receive six months of his annual salary as severance pay to be paid over a 12-month period, and may receive additional consideration for consulting services or as an incentive in the event NTC becomes a public company or is acquired within two years of the separation agreement.

(2)  Consists of salary of $461,539 and a cash bonus of $122,707.

(3) All compensation was received as cash in the form of salary. Does not include proceeds of loans made to Mr. Jacobs by NTC. Mr. Jacobs' employment agreement with NTC was terminated for cause on June 30, 1998.

(4) Mr. Struefert has entered into a settlement agreement with NTC pursuant to which his employment with NTC terminated on July 31, 1998. Under the settlement agreement, Mr. Struefert will receive six months of his annual salary as severance pay to be paid over a 12-month period, and may receive additional consideration for consulting services or as an incentive in the event NTC becomes a public company or is acquired within two years of the separation agreement.

(5)  Consists of a salary of $240,000 and a cash bonus of $75,000.

(6) Mr. Reznick has entered into a settlement agreement with the Company pursuant to which Mr. Reznick will resign his positions with the Company and GenSource. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS -- Settlement Agreement with Melvyn Reznick."

(7)  Consists of a salary of $175,000 and a cash bonus of $175,000.

(8) Consists of cash compensation for one month of service based upon an annual salary of $182,800 per year.

SUMMARY STOCK OPTION COMPENSATION

     No stock options were granted by the Company in the fiscal year ending December 31, 1997 nor during the eight months ended August 31, 1998. No stock options were exercised by any holders of options to purchase the Company's Common Stock during the fiscal year ending December 31, 1997 nor during the eight months ended August 31, 1998. No executive officers, directors or key consultants of the Company held unexercised options to purchase the Common Stock of the Company on December 31, 1997 or on August 31, 1998 which have an exercise price below the closing bid prices of the Company's Common Stock on the NASDAQ Small Cap Market on those dates. The Company does not have any other long-term incentive plans or pension plans for its executives officers and directors, and no repricing of stock options previously granted to the Company's executive officers, directors or key consultants occurred during the fiscal year ending December 31, 1997 or the eight months ending August 31, 1998.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee, consisting solely of non-employee directors, administers the Company's executive compensation programs and determines the compensation of senior management. Part of this compensation, as described above, is paid pursuant to employment agreements with Melvyn H. Reznick and Stephen A. Caswell. In determining compensation for senior management, the Committee seeks to evaluate the officer's performance during the year, taking into consideration the Company's performance, the officer's level of responsibility for such performance, the officer's experience, any market or other conditions outside the officer's control that may have affected performance, the achievement of any specified goals or objectives relating to the officer's position, and other factors. Based on its evaluation, the Committee may recommend increases or decreases in standard senior management compensation, the award of bonus compensation, the grant of stock options, or other incentives in appropriate circumstances. At the meeting of the Board on December 15, 1997 which followed the annual meeting of the shareholders of the Company on that date, the Compensation Committee determined not to increase the compensation of any director, officer or employee of the Company in light of the Company's financial condition and results of operations.

     By Order of the Compensation Committee

     Dr. Howard Silverman and Nancy S. Zivitz

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Dr. Silverman and Mrs. Zivitz, neither of whom is or were an officer or employee of the Company or any of its subsidiaries. Except as follows, none of the members of the Compensation Committee had any other relationships that would require disclosure by the Company pursuant to Item 404 of Regulation S-K ("Certain Relationships and Related Transactions"). On November 5, 1996, the Company extended to
Mrs. Zivitz and her husband, Clarence Robert Zivitz, a loan of $265,000 at an interest rate of 10% per annum. The loan was secured by 201,800 shares of the Company's Common Stock which was delivered to the Company by Mr. And
Mrs. Zivitz. On January 15, 1997, the note was extended until May 1, 1997. A new note was signed on May 1, 1997 for $277,955 bearing interest at a rate of 10% per annum, due and payable in full on January 15, 1998. On July 24, 1998, Mrs. Zivitz repaid the note in full in cash.

                                 PERFORMANCE GRAPH

The Company's Common Stock is traded on the NASDAQ Small Capital Market under the trading symbol ICNT. As announced in a recent press release, the Company has filed for an automatic stay of a proposed delisting of its securities from the NASDAQ Small Cap Market because the Company does not satisfy the NASDAQ's minimum listing criterion of at least $2 million in net tangible assets. The NASDAQ Stock Market has not yet informed the Company of the date scheduled for the hearing for the Company's appeal of the delisting notice. The following chart shows a five year comparison of cumulative total returns for the Company's Common Stock, the NASDAQ Composite Stock Index and the NASDAQ Telecommunications Stock Index ("NASDAQ - Telecom"). The comparison shows the percentage increase of the indices at of the end of each quarter from January 1, 1993 through December 31, 1997, with each index beginning with a value of 100. The total cumulative return on investment (percentage change in the year end stock price plus reinvested dividends) for each of the periods for the Company's Common Sock, the NASDAQ Composite Stock Index and the NASDAQ - Telecommunications Stock Index is based on the stock price or composite index at the end of 1992.



                   Dec 92  Mar 93  Jun 93  Sep 93  Dec 93  Mar-94  Jun-94  Sep-94  Dec-94
NASDAQ              100.0   101.9   103.8   112.5   114.1   109.4   104.3   112.9   111.6
NASDAQ Telecom      100.0   111.1   127.6   150.4   154.1   132.9   127.6   139.2   127.7
Incomnet            100.0    84.9   128.3   111.3   118.9   128.3   184.9   215.1   275.5

                           Mar-95  Jun-95  Sep-95  Dec-95  Mar-96  Jun-96  Sep-96  Dec-96
                            124.5   142.4   159.6   161.5   169.1   183.0   189.5   198.8
                            132.7   140.4   160.2   153.5   177.3   182.9   172.1   172.4
                            271.7   283.0   207.5    86.8   101.9    90.6    81.1    56.6

                           Mar-97  Jun-97  Sep-97  Dec-97
                            188.1   222.6   260.3   244.1
                            160.3   201.2   233.5   254.7
                             59.0    92.0    68.4    22.4

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

NOTE RECEIVABLE FROM OFFICER

     On November 15, 1995, the Company loaned $300,000 to Stephen A. Caswell on a non-recourse basis. The loan was increased to $340,000 plus interest, during 1996. Mr. Caswell was an officer of the Company at the time of the transactions and is currently an employee of GenSource. The note receivable was in connection with the exercise of Mr. Caswell's options to purchase the Company's Common Stock at the request of the Company's former President. The Company has agreed to look only to the shares of the Company held by Mr. Caswell (currently 20,000 shares) as a source of loan repayment. Accordingly, a reserve of $208,800 was provided in the fourth quarter of 1995, representing the difference between the then-market value of the shares held by Mr. Caswell and the then-amount of the loan. In January 1997, Mr. Caswell agreed to add to the collateral against the outstanding loan by pledging newly-granted stock options that were issued to him to acquire 40,000 shares of stock at $4.25 per share. The Company also agreed that it would pay all tax-related expenses that Mr. Caswell might incur if the loan is not repaid in full. As of September 11, 1998, Mr. Caswell has made no principal or interest payments on the note receivable.

LOAN BY THE COMPANY TO A DIRECTOR

     On November 5, 1996, the Company extended to Nancy Zivitz, a member of the Board, and her husband, Clarence Robert Zivitz, a loan of $265,000 at an interest rate of 10% per annum. The loan was secured by 201,800 shares of the Company's Common Stock which was delivered to the Company by Mr. and Mrs. Zivitz. On January 15, 1997, the note was extended until May 1, 1997. A new note was signed on May 1, 1997 for $277,955 bearing interest at a rate of 10% per annum, due and payable in full on January 15, 1998. On July 24, 1998, Mrs. Zivitz repaid the note in full in cash.

SETTLEMENT AGREEMENT WITH MELVYN H. REZNICK

     The Company and Melvyn H. Reznick, the President and Chairman of the Board of Directors of the Company, have entered into a settlement agreement (the "Settlement Agreement") pursuant to which Mr. Reznick will resign his positions as President and Chairman of the Board of Directors of the Company, and Chief Executive Officer and Chairman of the Board of Directors of GenSource. Under the Settlement Agreement, Mr. Reznick's employment and his position as a director and officer of the Company and as an officer and director of GenSource will terminate on the earlier of (i) September 30, 1998, or (ii) the Board Change. For the period from October 1, 1998 to September 30, 1999, Mr. Reznick will be paid his annual salary of $250,000 and his automobile allowance of $650 per month regardless of his other income during that period, if any, except that he will not receive the automobile allowance if he is receiving one from another source during that period. For the period from October 1, 1999 to September 30, 2000, Mr. Reznick will be paid his annual salary of $250,000 and his monthly automobile allowance of $650 per month, less any earnings or automobile allowances he is paid during that period from other sources. Mr. Reznick is not required to mitigate severance payments during the first 12 months after the termination of his employment, but is required to utilize his best efforts to mitigate severance compensation during the second 12 months after the termination.

     The Settlement Agreement provides for the maintenance of health insurance coverage for Mr. Reznick for two years after the termination, subject to mitigation. Mr. Reznick is also entitled to retain his 300,000 vested stock options for the entire period during which they are exercisable had he remained employed by the Company. Mr. Reznick is obligated to provide up to 40 hours per month of consulting services for the Company, NTC and GenSource during the first 12 months after the termination, and up to 10 hours per month during the second 12 months after the termination. Consulting hours in excess of 40 hours and 10 hours, respectively, will be compensated at the rate of $150 per hour.

     Pursuant to the Settlement Agreement, each of the Company, NTC and GenSource will indemnify Mr. Reznick to the extent permitted under California law. The Settlement Agreement also includes general releases by each of the Company, NTC and GenSource of Mr. Reznick, and by Mr. Reznick of each of the Company, NTC and GenSource.

SEPARATION AGREEMENTS WITH NTC OFFICERS

     In July 1998, NTC entered into severance agreements with James R. Quandt pursuant to which his employment agreement with NTC was terminated effective August 31, 1998, and with Victor Struefert pursuant to which his employment agreement with NTC was terminated effective

July 31, 1998. See footnotes (1) and (4) under "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY - Executive Compensation - Total Cash Compensation."


                                   EXHIBITS

     A copy of the Board Change Agreement is included as Exhibit A to this Information Statement.

                                        By Order of the Board of Directors


                                        /s/ MARK J. RICHARDSON
                                        -------------------------
                                        Mark J. Richardson, Esq.
                                        Corporate Secretary
September 11, 1998

                                        EXHIBIT A

                                BOARD CHANGE AGREEMENT

                                         AMONG

                                     INCOMNET, INC.,

                         THE CURRENT DIRECTORS OF INCOMNET, INC.

                                           AND

                                      JOHN P. CASEY

                                     August 28, 1998

                            TABLE OF CONTENTS

                                                                            PAGE
1.  RESIGNATION AND APPOINTMENT OF DIRECTORS; BOARD MATTERS. . . . . . . . . 3
    1.1.   Resignation of Directors. . . . . . . . . . . . . . . . . . . . . 3
    1.2.   Appointment of Directors. . . . . . . . . . . . . . . . . . . . . 3
    1.3.   Committees of New Board.. . . . . . . . . . . . . . . . . . . . . 3
    1.4.   Reelection of Silverman.. . . . . . . . . . . . . . . . . . . . . 3
    1.5.   Number of Directors . . . . . . . . . . . . . . . . . . . . . . . 3
2.  CLOSING. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
3.  REPRESENTATIONS AND WARRANTIES . . . . . . . . . . . . . . . . . . . . . 4
    3.1.   Representations of Individuals. . . . . . . . . . . . . . . . . . 4
    3.2.   Company Representations to Individuals. . . . . . . . . . . . . . 4
    3.3.   Additional Company Representations to Casey.. . . . . . . . . . . 5
    3.4.   Additional Casey Representations to Company.. . . . . . . . . . . 6
4.  COVENANTS OF COMPANY AND CURRENT BOARD PRIOR TO CLOSING. . . . . . . . . 6
    4.1.   Access; Shareholders' List. . . . . . . . . . . . . . . . . . . . 6
    4.2.   Required Approvals; Conditions. . . . . . . . . . . . . . . . . . 6
    4.3.   Notification. . . . . . . . . . . . . . . . . . . . . . . . . . . 7
    4.4.   Stand Still.. . . . . . . . . . . . . . . . . . . . . . . . . . . 7
5.  COVENANTS OF CASEY PRIOR TO CLOSING. . . . . . . . . . . . . . . . . . . 8
    5.1.   Required Approvals; Conditions. . . . . . . . . . . . . . . . . . 8
    5.2.   Notification. . . . . . . . . . . . . . . . . . . . . . . . . . . 8
6.  ADDITIONAL AND CONTINUING COVENANTS. . . . . . . . . . . . . . . . . . . 8
    6.1.   Additional Financing. . . . . . . . . . . . . . . . . . . . . . . 8
    6.2.   Assignment of Cohen Option. . . . . . . . . . . . . . . . . . . . 8

                                     (i)

    6.3.   Increase in Number of Authorized Shares.. . . . . . . . . . . . . 9
    6.4.   Exercise of Cohen Option by Casey; Redemption of Cohen
           Preferred Stock.. . . . . . . . . . . . . . . . . . . . . . . . . 9
    6.5. Inability to Redeem Cohen Option or Cohen Preferred Stock; Conversion of Cohen Preferred Stock into Common Stock;
           Agreement to Conduct Offering of Common Stock.. . . . . . . . . . 9
    6.6.   Confidentiality.. . . . . . . . . . . . . . . . . . . . . . . . . 10
7.  CONDITIONS PRECEDENT TO CASEY'S OBLIGATION TO CLOSE. . . . . . . . . . . 10
    7.1.   Approval and Conditional Appointment of Casey
           Board Designee .. . . . . . . . . . . . . . . . . . . . . . . . . 10
    7.2.   Class Action Lawsuit Settlement.. . . . . . . . . . . . . . . . . 11
    7.3.   Directors' and Officers' Insurance Coverage.. . . . . . . . . . . 11
    7.4.   Rescission of Autonomy Agreement. . . . . . . . . . . . . . . . . 11
    7.5.   Rescission of Supermajority Bylaw Provision.. . . . . . . . . . . 11
    7.6.   Cohen Group Approval. . . . . . . . . . . . . . . . . . . . . . . 11
    7.7.   NTC Secured Creditor Matters; No Liquidation Proceedings. . . . . 11
    7.8.   Information Statement.. . . . . . . . . . . . . . . . . . . . . . 11
    7.9.   Accuracy of Representations.. . . . . . . . . . . . . . . . . . . 12
    7.10. Performance of Covenants.. . . . . . . . . . . . . . . . . . . . . 12
    7.11. Additional Documents.. . . . . . . . . . . . . . . . . . . . . . . 12
    7.12. No Legal Proceedings.. . . . . . . . . . . . . . . . . . . . . . . 12
8.  CONDITIONS PRECEDENT TO COMPANY'S AND CURRENT
    BOARD'S OBLIGATION TO CLOSE  . . . . . . . . . . . . . . . . . . . . . . 12
    8.1.   Approval and Conditional Appointment of Casey Board Designee. . . 12
    8.2.   Cohen Group Approval. . . . . . . . . . . . . . . . . . . . . . . 13
    8.3.   Information Statement.. . . . . . . . . . . . . . . . . . . . . . 13
    8.4.   Accuracy of Representations.. . . . . . . . . . . . . . . . . . . 13
    8.5.   Performance of Covenants. . . . . . . . . . . . . . . . . . . . . 13
    8.6.   Additional Documents. . . . . . . . . . . . . . . . . . . . . . . 13
    8.7.   No Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . 13

                                   (ii)

9.  SPECIFIC RELEASES; COVENANT NOT TO SUE AND RELATED MATTERS . . . . . . . 13
    9.1.   Specific Releases.. . . . . . . . . . . . . . . . . . . . . . . . 13
    9.2.   Covenant not to Sue.. . . . . . . . . . . . . . . . . . . . . . . 14
    9.3.   Waiver of Statutory Provision.. . . . . . . . . . . . . . . . . . 14
    9.4.   Indemnity.. . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
    9.5.   Certain Definitions.. . . . . . . . . . . . . . . . . . . . . . . 15
    9.6.   Maintenance of D&O Insurance. . . . . . . . . . . . . . . . . . . 16
    9.7.   Enforcement.. . . . . . . . . . . . . . . . . . . . . . . . . . . 16
10. TERMINATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
    10.1.  Termination Events. . . . . . . . . . . . . . . . . . . . . . . . 16
    10.2.  Effect of Termination.. . . . . . . . . . . . . . . . . . . . . . 17
11. MISCELLANEOUS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
    11.1.  Rules of Construction.. . . . . . . . . . . . . . . . . . . . . . 17
    11.2.  Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
    11.3.  Survival of Representations and Covenants.. . . . . . . . . . . . 18
    11.4.  Notices.. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
    11.5.  Equitable Remedies. . . . . . . . . . . . . . . . . . . . . . . . 18
    11.6.  Entire Agreement; Amendment.. . . . . . . . . . . . . . . . . . . 19
    11.7.  Successors; Assignment. . . . . . . . . . . . . . . . . . . . . . 19
    11.8.  Governing Law.. . . . . . . . . . . . . . . . . . . . . . . . . . 19
    11.9.  Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . . 19
    11.10. Attorneys' Fees.. . . . . . . . . . . . . . . . . . . . . . . . . 19
    11.11. Further Assurances. . . . . . . . . . . . . . . . . . . . . . . . 19
    11.12. Waiver. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
    11.13. Severability. . . . . . . . . . . . . . . . . . . . . . . . . . . 20

                                     (iii)

                               BOARD CHANGE AGREEMENT

       This Board Change Agreement (this "Agreement") is made and entered into as of August 28, 1998, by and among Incomnet, Inc., a California corporation (the "Company"), Richard Horowitz, an individual ("Horowitz"), Rolf Lesem, an individual ("Lesem"), Melvyn Reznick, an individual ("Reznick"), Howard Silverman, an individual ("Silverman"), David Wilstein, an individual ("Wilstein"), Nancy Zivitz, an individual ("Zivitz"), and John
P. Casey, an individual ("Casey").

                                 R E C I T A L S

       A. The current members of the Board of Directors of the Company are Horowitz, Lesem, Reznick, Silverman, Wilstein and Zivitz (collectively, the "Current Board").

       B. Casey beneficially owns 6,137,504 shares of the Common Stock ("Common Stock") representing approximately 31% of the Company's outstanding Common Stock as more fully described in the Schedule 13D filed by Casey (listing the Company as the issuer) with the Securities and Exchange Commission (the "SEC") on April 7, 1998 and as subsequently amended (as amended, the "Casey Schedule 13D").

       C. As more fully described in the Casey Schedule 13D, Casey has an option (the "Cohen Option") to purchase shares of the Company's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock (collectively, the "Preferred Stock"), pursuant to the Option Agreement dated as of July 15, 1998 (the "Option Agreement"), among Casey, Robert Cohen, Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, Alan Cohen, Lenore Katz, Broadway Partners, Meryl Cohen, Gabrielle Cohen, Jaclyn Cohen, Erica Cohen and Nicole Cohen (collectively, the "Cohen Group"). Under the Option Agreement, Casey has the right to purchase 1,598.211 shares of Preferred Stock (the "Cohen Preferred Stock") for $2.3 million plus certain accrued dividends and penalties as provided in the Option Agreement (the "Cohen Exercise Price"). The Preferred Stock is convertible into shares of the Common Stock. As disclosed in the Casey Schedule 13D, Casey believes that, if he exercised the Cohen Option to acquire the Cohen Preferred Stock and elected to convert the Cohen Preferred Stock into shares of the Common Stock, these shares, upon issuance, would represent approximately 27% of the post-conversion outstanding Common Stock. All of the Company's authorized Common Stock is currently issued and outstanding and, accordingly, the Company currently does not have shares of its Common Stock available for issuance in order to meet its obligations to issue Common Stock upon conversion of the outstanding shares of Preferred Stock and certain other outstanding options and warrants to purchase Common Stock.

       D. The Cohen Group previously attempted to convert the Cohen Preferred Stock on June 10 and 11, 1998. Since the Company did not have any authorized shares of Common Stock available for issuance at that time, it was unable to issue those shares of Common Stock to the Cohen Group. Under the Option Agreement, Casey acquired all rights and claims of the Cohen Group relating to the Cohen Preferred Stock.

       E. With approximately 31% of the outstanding shares of the Common Stock that Casey already beneficially owns, after giving effect to the conversion of the Cohen Preferred Stock and issuance of the underlying Common Stock at the conversion price for the Cohen Preferred Stock on June 10 and 11, 1998, Casey would own approximately 47% of the Common Stock that would be outstanding immediately following the exercise of the Cohen Option and conversion of the Cohen Preferred Stock into shares of the Common Stock.

       F. The Company's wholly owned subsidiary, National Telephone & Communications, Inc. ("NTC"), is in default under a secured credit facility (the "First Bank Credit Facility") provided by First Bank & Trust Company of Newport Beach ("First Bank"), under which NTC's obligations are secured by, among other things, NTC's accounts receivable. First Bank has agreed to forbear any rights it has against NTC under this facility until August 28, 1998.

       G. NTC is in default on its obligations to make certain payments to WorldCom Network Services, Inc. ("WorldCom") under the Amended Carrier Switched Services Agreement dated May 12, 1997 (the "WorldCom Agreement"), between NTC and WorldCom. The payments owed to WorldCom by NTC under the WorldCom Agreement are secured by, among other things, NTC's customer accounts. WorldCom has agreed to forbear any rights it has against NTC under the WorldCom Agreement until August 28, 1998.

       H. A class action lawsuit is pending against the Company in the United States District Court for the Central District of California entitled SANDRA GAYLES ET. AL V. SAM D. SCHWARTZ AND INCOMNET, INC. (CASE NO. CV95-0399 AWT (BQRX) (the "Class Action Lawsuit").

       I. It is the intent of the parties that all members of the Current Board except for Silverman resign and that Casey, John Hill, Jr. ("Hill") and one person to be designated by Casey (the "Casey Board Designee") be appointed to the Company's Board of Directors, on the terms and subject to the conditions set forth herein (such change in Board composition is referred to herein as the "Board Change"). Thus, upon satisfaction of these conditions and the completion of the matters set forth in this Agreement, the members of the Company's Board of Directors will be Silverman, Casey, Hill and the Casey Board Designee (collectively, the "New Board").

       J. WorldCom and First Bank have conditioned additional forbearance with respect to the defaults by NTC under the WorldCom Agreement and the First Bank Credit Facility, respectively, on the execution of this Agreement providing for the Board Change. The Current Board and/or representatives of the Company have met with Casey on various occasions to discuss his plans and current intentions with respect to the recapitalization and revitalization of the Company and NTC. The Current Board has determined that the Board Change is in the best interests of the Company and its shareholders.


                                  A G R E E M E N T

       NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   RESIGNATION AND APPOINTMENT OF DIRECTORS; BOARD MATTERS

     1.1.      RESIGNATION OF DIRECTORS.

     Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in SECTION 2), the resignations of Horowitz, Lesem, Reznick, Wilstein and Zivitz from the Company's Board of Directors (the "Board") shall be effective.

     1.2.      APPOINTMENT OF DIRECTORS.

     Subject to the terms and conditions of this Agreement, immediately following the Effective Time, the appointment to the Board of Casey, Hill and, if designated by Casey and approved by the Current

Board as provided herein, the Casey Board Designee shall be effective. Silverman shall remain as a member of the Board following the Effective Time.

     1.3.      COMMITTEES OF NEW BOARD.

     The New Board shall form and appoint Board members to an audit committee (the "Audit Committee"), compensation committee (the "Compensation Committee") and a committee to resolve any issues relating to transactions involving Casey in his individual capacity (the "Disinterested Director Committee"). The Company shall, and Casey shall use commercially reasonable efforts to cause the New Board to, offer Silverman the opportunity to be a member of the Audit Committee, Compensation Committee and Disinterested Director Committee and, if the Company forms such a committee, the Executive Committee.

     1.4.      REELECTION OF SILVERMAN.

     Subject to applicable law, following the Effective Time, the Company shall, and Casey shall use commercially reasonable efforts to cause the Company to, nominate Silverman for reelection to the Board at the next annual meeting of shareholders of the Company, provided that he has not resigned from the Board prior to the mailing to the Company's shareholders of the proxy statement for such meeting. If Silverman should cease to be a director of the Company for any reason (whether through voluntary resignation, removal for cause, death, disability or any other reason), no party, other than the then current members of the Board in accordance with the Company's Articles of Incorporation, as amended (the "Articles"), and Bylaws, as amended (the "Bylaws" and together with the Articles, the "Organizational Documents"), shall have the right to designate or appoint a successor to Silverman on the Board.

     1.5.      NUMBER OF DIRECTORS.

     Following the Closing, the New Board may, but shall be under no obligation to, appoint additional members of the Board who may be identified from time to time, all in accordance with the Organizational Documents.

2.   CLOSING

     At 10:00 a.m. on the first business day after the satisfaction or waiver of the conditions in SECTION 7 and SECTION 8 or at such later time and date as Casey and the Current Board may agree (the "Effective Time"), the conditional resignations of Horowitz, Lesem, Reznick, Wilstein and Zivitz from the Board shall be in effect and no longer subject to any condition and, immediately thereafter the appointment of Casey, Hill and the Casey Designee to the Board shall be in effect and no longer subject to any condition (such resignation and appointment, the "Closing"). At 10:00 a.m. (Los Angeles time) on the date of the Closing (the "Closing Date"), the Current Board shall cause to be delivered to Casey at the offices of Heller Ehrman White & McAuliffe, counsel to Casey, such documents as may be reasonably requested by Casey, including documents evidencing satisfaction of the conditions set forth in this Agreement that are within the possession or control of the Company or the Current Board. At 10:00 a.m. (Los Angeles time) on the Closing Date, Casey shall cause to be delivered to the Current Board at the offices of Heller Ehrman White & McAuliffe, counsel to Casey, such documents as may be reasonably requested by the Company and the Current Board, including documents evidencing satisfaction of the conditions set forth in this Agreement that are within the possession or control of Casey.

3.   REPRESENTATIONS AND WARRANTIES

     3.1. REPRESENTATIONS OF INDIVIDUALS.

     Each individual who is a party to this Agreement represents and warrants to all other parties to this Agreement as follows:

          (a) this Agreement constitutes the legal, valid and binding obligation of such person, enforceable against such person in accordance with its terms, subject to general principles of equity and laws relating to the enforcement of creditors' rights generally;

          (b) to such individual's knowledge, except for the Contracts (defined below) identified in SCHEDULE 3.1, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Board Change will, directly or indirectly (with or without notice or lapse of time) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person (defined below) to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material Contract to which such individual is a party; and

          (c) the description of such individual and any other matters between such individual and the Company to be contained in the Information Statement (as defined in SECTION 7.8) and any other information supplied in writing by such individual to the Company for inclusion in the Information Statement will be complete and accurate in all material respects when made and at the Closing and will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

For purposes of this Agreement, (i) the term "Person" means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other similar entity and (ii) the term "Contract" means any express agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

     3.2.      COMPANY REPRESENTATIONS TO INDIVIDUALS.

     The Company represents and warrants to all other parties to this Agreement as follows:

          (a) it is a corporation duly organized, validly existing and in good standing under the laws of the State of California, having all corporate powers to execute, deliver and perform its obligations under this Agreement;

          (b) the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within the Company's corporate powers and has been duly authorized by all necessary corporate action;

          (c) this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to general principles of equity and laws relating to the enforcement of creditors' rights generally; and

          (d) neither the execution and delivery of this Agreement nor the consummation or performance of any of the Board Change will, directly or indirectly (with or without notice or lapse of time) (i) contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of the Company or any of its subsidiaries , or (B) any resolution adopted by the board of directors or the shareholders of the Company or any of its subsidiaries or (ii) except for the Contracts identified in SCHEDULE 3.2, contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract to which the Company or its subsidiaries is a party or by which the Company or any of its subsidiaries is bound.

     3.3.  ADDITIONAL COMPANY REPRESENTATIONS TO CASEY.

     The Company represents and warrants to Casey as follows:

           (a) at a meeting of the Current Board that was noticed and called in accordance with the Organizational Documents, resolutions of the Board were duly adopted approving (i) the acceptance of the resignations of Horowitz, Lesem, Reznick, Wilstein and Zivitz from the Board and any office of the Company, such resignations effective on the Effective Time and (ii) the appointment of Casey and Hill as directors of the Company, such appointments effective immediately following the Effective Time; and

           (b) the Company and all of its subsidiaries have complied (and until the Effective Time will comply) in all material respects with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), relating to the payment and withholding of Taxes (defined below), including the withholding and reporting requirements under Code Sections 1441 through 1464, 3401 through 3406, and 6041 through 6049, as well as similar provisions under any other federal, state, county or local laws, and have, within the time and in the manner prescribed by law, withheld from employee wages and paid over to the proper governmental authorities all material amounts required by applicable law. For purposes of this Agreement, the term "Taxes" means any federal, state, county, local or foreign taxes, charges, fees, levies, or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, business and occupation, disability, employment, payroll, license, estimated, or withholding taxes or charges imposed by any governmental entity, and includes any interest and penalties (civil or criminal) on or additions to any such Taxes; and

          (c) other than the written information supplied by individuals to the Company for inclusion in the Information Statement, the Information Statement will be complete and accurate in all material respects when filed with the SEC and at the Closing Date and will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

     3.4.  ADDITIONAL CASEY REPRESENTATIONS TO COMPANY.

     Casey represents and warrants to the Company that he has no current reason to believe that he would not have the financial resources necessary to exercise the Cohen Option in accordance with the terms and conditions set forth in this Agreement and the Cohen Option.

4.   COVENANTS OF COMPANY AND CURRENT BOARD PRIOR TO CLOSING

     4.1. ACCESS; SHAREHOLDERS' LIST.

     From the date of this Agreement until the Effective Time, the Company will, and will cause each of its subsidiaries and its Representatives (defined below) to, (a) afford Casey and his Representatives reasonable access to the books and records, contracts and other documents and data and personnel and Representatives of the Company and its subsidiaries, (b) furnish Casey and his Representatives with copies of all such books and records, and contracts and other existing documents and data as Casey or his Representatives may reasonably request, and (c) furnish Casey and his Representatives with such additional financial, operating, and other data and information concerning the Company and its subsidiaries as Casey and his Representatives may reasonably request. In addition, the Company shall cause to be delivered to Casey within three business days after execution of this Agreement a list of all shareholders of record as of the date of the Agreement. Notwithstanding anything else to the contrary in this SECTION 4.1, the Company and its subsidiaries shall not be required to disclose documents, the disclosure of which to Casey, based on advice of legal counsel, will likely invalidate a claim of attorney-client privilege or attorney work product privilege relating to such documents provided that the Company or its subsidiaries has a good faith claim of such privilege. For purposes of this Agreement, the term "Representatives" means any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, insurance brokers and carriers and financial and other advisors.

     4.2. REQUIRED APPROVALS; CONDITIONS.

     From the date of this Agreement until the Effective Time, the Company and the Current Board shall, and shall cause each of the Company's subsidiaries to cooperate with Casey with respect to all filings that Casey elects to make or is required by law to make in connection with the Board Change or any other matter contemplated under this Agreement. From the date of this Agreement until the Effective Time, the Company and the Current Board shall use commercially reasonable efforts to cause the conditions set forth in SECTION 7 and SECTION 8 to be satisfied, including filing with the SEC and mailing to the Company's shareholders of the Information Statement referenced in SECTION 7.8 and SECTION 8.2; provided, however, that the Company and the Current Board shall not file or mail the Information Statement without the prior written consent of Casey, such consent not to be unreasonably withheld.

     4.3.      NOTIFICATION.

     From the date of this Agreement until the Effective Time, the Company and the Current Board will promptly notify Casey in writing if the Company or the Current Board becomes aware of any fact or condition that causes or constitutes a breach of any of the representations and warranties of the Company or the Current Board as of the date of this Agreement, or if the Company or the Current Board becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. From the date of this Agreement until the Effective Time, the Company and the Current Board will promptly notify Casey of the occurrence of any breach of any covenant of the Company and the Current Board in this SECTION 4 or of the occurrence of any event that may make the satisfaction of the conditions set forth in SECTION 7 and SECTION 8 impossible or unlikely. From the date of this Agreement until the Effective Time, the Company shall promptly notify Casey of any development or matter that will likely have a material effect on the business, financial condition or results of operation of the Company or any of its subsidiaries.

     4.4. STAND STILL.

     From the date of the Agreement until the Effective Time (the "Stand Still Period"), unless Casey otherwise consents in writing, the Company shall not, and shall cause all of its subsidiaries not to, directly or indirectly, initiate on its own or solicit or encourage any inquiries or proposals from, discuss or negotiate with, provide non-public information to, or consider any unsolicited inquiries from any third party, in connection with any of the following:

          (a) any amendment of the organizational documents of the Company or any of its subsidiaries;

          (b) any extraordinary corporate transaction (merger, sale of assets, sale of securities or other similar transaction, declaration of dividend or adoption of shareholder rights plan) or any agreement to incur any material liability (loans for borrowed money or settlement of litigation, including the Class Action Lawsuit); or

          (c) any increase or agreement to increase compensation payable to directors, employees or consultants or enter into severance or termination arrangements affecting directors, consultants or employees or any amendment to any employee plans or any grant of any options, warrants or rights to purchase securities of the Company or any of its subsidiaries.

          Notwithstanding the foregoing, the Company may (i) enter into the sublease at 2811 East Main under the terms set forth in the term sheet dated July 17, 1998 and (ii) obtain debt financing on terms substantially similar to those previously proposed by a financial institution in July 1998. In addition, if the Company or any subsidiary proposes to enter into short-term financing arrangements while the provisions in this SECTION 4.4 are in effect, Casey's consent permitting the Company to do so shall not be unreasonably withheld.

5.   COVENANTS OF CASEY PRIOR TO CLOSING

     5.1.      REQUIRED APPROVALS; CONDITIONS.

     From the date of this Agreement until the Effective Time, Casey shall cooperate with the Company and its subsidiaries with respect to all filings that each of them elects to make or is required by law to make in connection with the Board Change or any other matter contemplated under this Agreement. From the date of this Agreement until the Effective Time, Casey shall use commercially reasonable efforts to cause the conditions set forth in SECTION 7 and SECTION 8 to be satisfied.

     5.2.      NOTIFICATION.

     From the date of this Agreement until the Effective Time, Casey shall promptly notify the Company in writing if Casey becomes aware of any fact or condition that causes or constitutes a breach of any of the representations and warranties of Casey as of the date of this Agreement, or Casey becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. From the date of this Agreement until the Effective Time, Casey shall promptly notify the Company in writing of the occurrence of any breach of any covenant of Casey in this SECTION 5 or of the occurrence of any event that may make the satisfaction of the conditions in SECTION 7 or SECTION 8 impossible or unlikely.

6.   ADDITIONAL AND CONTINUING COVENANTS

     6.1.      ADDITIONAL FINANCING.

     Following the Closing, Casey shall use commercially reasonable efforts to secure additional equity or debt financing for the Company and its subsidiaries and cause the New Board to consider all options available to the Company and its subsidiaries to improve their liquidity consistent with their needs; provided, however, that under no circumstance shall Casey be required under this Agreement to personally guarantee the obligations of the Company or any of its subsidiaries or make a loan to, or an equity investment in, the Company or any of its subsidiaries.

     6.2.      ASSIGNMENT OF COHEN OPTION.

     Following the Closing, Casey shall assign the Cohen Option to the Company on condition that (a) the Company is financially able to purchase or redeem the Cohen Preferred Stock at the Cohen Exercise Price prior to the termination of the Cohen Option, (b) the Cohen Group consents to such assignment, (c) the Company agrees to exercise the Cohen Option and redeem the Cohen Preferred Stock at the Cohen Exercise Price prior to the termination of the Cohen Option and (d) the Company agrees to reimburse Casey for all costs and expenses incurred by Casey in connection with acquiring and assigning the Cohen Option (including the amount paid by Casey to secure the Cohen Option, reasonable attorneys' fees and carrying costs relating thereto), such amount to be approved by Casey and the Company at the time of such assignment. The term "Cohen Exercise Price" means $2.3 million plus certain accrued dividends and penalties as provided in the Option Agreement. For purposes of determining whether the Company is financially able to redeem the Cohen Preferred Stock, the Company must have cash on hand necessary to undertake such a transaction taking into account the other cash requirements of the Company and its subsidiaries and also meet all requirements under applicable law, including Section 500 ET SEQ. of the California General Corporation Law and any applicable contractual restrictions.

     6.3.      INCREASE IN NUMBER OF AUTHORIZED SHARES.

     Following the Closing, subject to applicable law, at the next shareholders' meeting called for any purpose, the Company shall cause, and Casey shall use commercially reasonable efforts to cause, a proxy statement to be prepared and mailed to the Company's shareholders soliciting their approval to amend the Articles to increase the number of authorized shares of Common Stock to 50 million shares (the "Amendment to Articles"). Following the Closing, Casey hereby agrees to vote in favor of the Amendment to Articles at any shareholders' meeting duly called for that purpose all shares of Common Stock beneficially owned by him that he is entitled to vote at such meeting.

     6.4.      EXERCISE OF COHEN OPTION BY CASEY; REDEMPTION OF COHEN PREFERRED
               STOCK.

     Following the Closing, if the Company is not financially able to redeem the Cohen Preferred Stock prior to the termination of the Cohen Option (or the Cohen Group does not consent to such assignment), Casey shall exercise the Cohen Option prior to its termination. Following the Closing, for a maximum of the one-year period beginning on the date the Cohen Option is exercised by Casey and ending on the one-year anniversary of that exercise date (the "Redemption Period"), Casey shall hold the Cohen Preferred Stock. If the Company is financially able to redeem the Cohen Preferred Stock during the Redemption Period, following the Closing, (i) the Company shall give written notice to Casey of its financial ability to redeem the Cohen Preferred Stock, (ii) Casey shall promptly assign and transfer the Cohen Preferred Stock to the Company and (iii) on such date of transfer, the Company shall reimburse Casey for all costs and expenses incurred by Casey in connection with acquiring, exercising and assigning the Cohen Option (including the amount paid by Casey to secure the Cohen Option, the Cohen Exercise

Price, reasonable attorneys' fees and carrying costs relating thereto), such amount to be approved by Casey and the Company at the time of such assignment.

     6.5. INABILITY TO REDEEM COHEN OPTION OR COHEN PREFERRED STOCK; CONVERSION OF COHEN PREFERRED STOCK INTO COMMON STOCK; AGREEMENT TO CONDUCT OFFERING OF COMMON STOCK.

               (a) If, following the Closing, the Company is not financially able to redeem the Cohen Preferred Stock before expiration of the Redemption Period, then as soon as practicable after the later of the expiration of the Redemption Period and the approval by shareholders of the Amendment to Articles, Casey shall tender the Cohen Preferred Stock for conversion and the Company shall convert the Cohen Preferred Stock into that number of shares of Common Stock that the holders of Cohen Preferred Stock would have been entitled to receive had the Company been able to convert the Cohen Preferred Stock when tendered for conversion on June 10 and 11, 1998 (the "Cohen Common").

               (b) If the Cohen Preferred Stock is not redeemed by the Company before expiration of the Redemption Period and the Cohen Preferred Stock is converted into shares of Common Stock pursuant to SECTION 6.5(A), then as soon as is reasonably practicable, Casey shall commence an offering of the Cohen Common on a pro rata basis to the Company's shareholders (including Casey) as of a certain record date to be announced by the Company ("Record Holders"). The purchase price for the Cohen Common in such offering shall be the sum of (i) all costs and expenses incurred by Casey in connection with acquiring and exercising the Cohen Option (including the amount paid by Casey to secure the Cohen Option, the Cohen Exercise Price, reasonable attorneys' fees and carrying costs relating thereto) and (ii) all costs and expenses attributable to the offering of the Cohen Common (including any SEC registration fee, state securities law fees, reasonable attorneys' fees, reasonable accounting fees, all such amounts to be approved by Casey and the Company at the time of such offering). To the extent that the Cohen Common is undersubscribed for during the initial round of the offering, Casey shall be obligated in such offering to make a second round offer on a pro rata basis to the subscribing Record Holders. If the offering is not fully subscribed after the second round, Casey shall be entitled to offer the balance of the Cohen Common to the parties designated by him (including Casey) in his sole discretion.

     6.6.      CONFIDENTIALITY.

     From the date of this Agreement and continuing after the Closing, Casey shall keep confidential from, and shall not disclose to, third parties other than the Company all documents and other information concerning the Company and its subsidiaries, and their officers and directors, provided to him or produced on his behalf by his Representatives prior to the Closing Date that are covered by the attorney-client privilege or attorney work product doctrine (the "Privileged Documents"), except with the prior written consent of Silverman. All of the foregoing obligations and restrictions do not apply to that part of the Privileged Documents that Casey demonstrates was or becomes generally available to the public other than as a result of a disclosure by Casey or Casey's Representatives. If Casey or any of Casey's Representatives are requested or become legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, civil or criminal investigative demand, or similar process) or are required by a regulatory body to make any disclosure that is prohibited by this Agreement, Casey or such Representative, as the case may be, shall provide at least two members of the Current Board with prompt notice of such request so that the Current Board may seek an appropriate protective order or other appropriate remedy. Subject to the foregoing, Casey or such Representative may furnish that portion (and only that portion) of the Privileged Documents that, upon the written advice of legal counsel, is legally compelled or is otherwise required to disclose or else stand liable for contempt or suffer other material penalty.

7.   CONDITIONS PRECEDENT TO CASEY'S OBLIGATION TO CLOSE

     Casey's obligation to effect the Board Change and take such other actions required to be taken by Casey at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Casey, in whole or in part):

     7.1.      APPROVAL AND CONDITIONAL APPOINTMENT OF CASEY BOARD DESIGNEE.

     The Casey Board Designee and any executive officer proposed by the New Board to have positions with the Company or NTC at or immediately following the Effective Time and who must be identified in the Information Statement referred to in SECTION 7.8 must have been disclosed to, and approved by, the Current Board, such approval not to be unreasonably withheld. The Current Board shall have approved resolutions at a meeting of the Current Board duly held in accordance with the Bylaws which provide for the appointment of the Casey Board Designee as a director of the Board, such appointment to be effective at the Effective Time.

     7.2.      CLASS ACTION LAWSUIT SETTLEMENT.

     A settlement agreement shall have been entered into among the named parties to the Class Action Lawsuit pending against the Company on terms reasonably acceptable to Casey.

     7.3.      DIRECTORS' AND OFFICERS' INSURANCE COVERAGE.

               The Company shall have in effect directors' and officers' insurance coverage with such policy amounts and on such terms as are acceptable to Casey.

     7.4.      RESCISSION OF AUTONOMY AGREEMENT.

     The Company and NTC shall have caused the agreement dated January 28, 1997 (the "Autonomy Agreement"), between the Company and NTC to be terminated promptly and no later than three business days following the date of this Agreement.

     7.5.      RESCISSION OF SUPERMAJORITY BYLAW PROVISION.

     On November 5, 1997, the Board adopted an amendment to the Bylaws (the "Supermajority Bylaw Provision") requiring that all formal resolutions, acts and decisions of the Board must be approved by a majority vote plus one director. The Company shall have rescinded the Supermajority Bylaw Provision by adopting an amendment to the Bylaws to eliminate the Supermajority Bylaw Provision, such rescission to be effective on or prior to the Effective Time.

     7.6.      COHEN GROUP APPROVAL.

               The consent or agreement of the Cohen Group approving of (and authorizing Casey to vote in favor of) the Amendment to Articles at the next meeting of the Company's shareholders shall have been obtained.

     7.7.      NTC SECURED CREDITOR MATTERS; NO LIQUIDATION PROCEEDINGS.

     WorldCom shall have withdrawn its letter advising NTC of WorldCom's intention to terminate services under the WorldCom Agreement. First Bank and WorldCom shall have agreed to forbear their rights to foreclose on the collateral given to them, and otherwise enforce their rights upon default under, the First Bank Credit Facility and the WorldCom Agreement, respectively, on terms acceptable to Casey. Neither the Company nor any of its subsidiaries shall have commenced any liquidation proceedings, filed a voluntary or involuntary petition under the federal bankruptcy laws or approved an assignment for the benefit of creditors.

     7.8.      INFORMATION STATEMENT.

     The Company shall have filed and mailed an information statement (the "Information Statement") in accordance with Rule 14f-1 under the Exchange Act. The ten-day waiting period required under Rule 14f-1 under the Exchange Act following mailing of the Information Statement shall have lapsed.

     7.9.      ACCURACY OF REPRESENTATIONS.

               All of the representations and warranties of the Company and the Current Board set forth in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Effective Time as if made on the Effective Time.

     7.10.     PERFORMANCE OF COVENANTS.

               Each of the covenants and obligations that the Company and the Current Board are required to perform or to comply with pursuant to this Agreement at or prior to Closing shall have been duly performed and complied with in all material respects.

     7.11.     ADDITIONAL DOCUMENTS.

               Casey shall have received all documents reasonably requested by Casey for the purpose of (a) evidencing the accuracy of any of the representations and warranties of the Company and the Current Board, (b) evidencing the performance by the Company and the Current Board of any covenant or obligation required to be performed or complied with by the Company or the Current Board, (c) evidencing the satisfaction of any condition referred to in this SECTION 7 and (d) otherwise facilitating the completion of the Board Change.

     7.12.     NO LEGAL PROCEEDINGS.

               No decree, injunction, judgment, order, ruling, assessment or writ (collectively, "Order") shall have been declared, entered, issued, or enforced by any governmental entity which prohibits or restricts (or if successful, would prohibit or restrict) the Board Change or other transactions contemplated in this Agreement.

8.   CONDITIONS PRECEDENT TO COMPANY'S AND CURRENT BOARD'S OBLIGATION TO CLOSE

     The obligations of the Company and the Current Board to effect the Board Change and take such other actions required to be taken by the Company and the Current Board at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Company and the Current Board, in whole or in part):

     8.1.      APPROVAL AND CONDITIONAL APPOINTMENT OF CASEY BOARD DESIGNEE.

     The Casey Board Designee and any executive officer proposed by the New Board to have positions with the Company or NTC at or immediately following the Effective Time and who must be identified in the Information Statement must have been disclosed to, and approved by, the Current Board, such approval not to be unreasonably withheld.

     8.2.      COHEN GROUP APPROVAL.

     The consent or agreement of the Cohen Group approving of an increase in the authorized number of shares of the Common Stock at the next meeting of the Company's shareholders shall have been obtained.

     8.3.      INFORMATION STATEMENT.

     The Company shall have filed and mailed the Information Statement in accordance with Rule 14f-1 under the Exchange Act. The ten-day waiting period required under Rule 14f-1 under the Exchange Act following mailing of the Information Statement shall have lapsed.

     8.4.      ACCURACY OF REPRESENTATIONS.

     All of the representations and warranties of Casey set forth in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Effective Time as if made on the Effective Time.

     8.5.      PERFORMANCE OF COVENANTS.

     Each of the covenants and obligations that Casey is required to perform or to comply with pursuant to this Agreement at or prior to Closing shall have been duly performed and complied with in all material respects.

     8.6.      ADDITIONAL DOCUMENTS.

     The Company and the Current Board shall have received all documents reasonably requested by them for the purpose of (a) evidencing the accuracy of any of the representations and warranties of Casey, (b) evidencing the performance by Casey of any covenant or obligation required to be performed or complied with by Casey, (c) evidencing the satisfaction of any condition referred to in this SECTION 8 and (d) otherwise facilitating the completion of the Board Change.

     8.7.      NO LEGAL PROCEEDINGS.

     No Order shall have been declared, entered, issued, or enforced by any governmental entity which prohibits or restricts (or if successful, would prohibit or restrict) the Board Change or other transactions contemplated in this Agreement.

9.   SPECIFIC RELEASES; COVENANT NOT TO SUE AND RELATED MATTERS

     9.1.      SPECIFIC RELEASES.

     At the Effective Time, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each party hereto, on behalf of himself and, to the fullest extent permitted by law, each of his Related Persons (as defined below) (each, a "Releasor"), hereby fully releases and forever discharges each of the other parties hereto (each, a "Releasee") and each of their past, present and future officers, directors, stockholders, agents, attorneys, accountants, financial advisors, representatives, employees, executors, administrators, heirs, spouses, successors and assigns (each, a "Releasee Affiliate") from any and all liability, obligation and responsibility for any and all Claims (as defined below).

     9.2.      COVENANT NOT TO SUE.

     At the Effective Time, each Releasor covenants and agrees not to participate in, commence or to permit (to the extent within their control) the assertion or commencement of any demand, allegation, litigation or similar proceeding or action relating to any Claim, including, without limitation, by or through the Company, and not to encourage, assist or cooperate with any person pursuing or asserting any Claim, against any Releasee or any Releasee Affiliate.

     9.3.      WAIVER OF STATUTORY PROVISION.

     Each Releasor hereby waives the provisions of Section 1542 of the California Civil Code only to the extent it applies to the releases given by such Releasor in SECTION 9.1. Section 1542 of the California Civil Code provides as follows:

     A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

     9.4.      INDEMNITY.

               (a) At the Effective Time, without in any way limiting any of the rights and remedies otherwise available to any Releasee, each party hereto (each, an "Indemnitor"), severally and not jointly, shall indemnify and hold harmless each Releasee from and against all loss, liability, claim, damage (including incidental and consequential damages) or expense (including costs of investigation and defense and reasonable attorneys' fees) whether or not involving third party claims, arising directly or indirectly from or in connection with (i) the assertion by or on behalf of such Indemnitor or any of his Related Persons of any claim or other matter purported to be released pursuant to the release set forth in SECTION 9.1 and (ii) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of such Indemnitor or any of his Related Persons against such third party of any claims or other matters purported to be released pursuant to the release set forth in SECTION 9.1.

               (b) For the period of any applicable statute of limitations, the Company shall, and no party hereto shall take any action to impair the ability or power of the Company to, indemnify and hold harmless each person who is or who has been a director or officer of the Company in respect of acts and omissions occurring through the date on which such person shall have ceased to be a director and officer of the Company, as the case may be, to the full extent permitted by applicable law. All parties agree that all rights of indemnification or limitations on liability now existing in favor of any such person entitled to indemnification or any other party hereto as provided (i) in the Organizational Documents, (ii) in any indemnification agreement between the Company and any such person or (iii) pursuant to applicable law, shall survive and continue in full force and effect until expiration of any applicable statute of limitations period, provided that all rights to indemnification in respect to any claim or claims asserted or made within such period shall continue until the final disposition of all such claims.

     9.5. CERTAIN DEFINITIONS.

          (a) As used in this Agreement, with respect to a specified Releasor or Indemnitor who is an individual, the term "Related Person" means
(i) each other member of such individual's Family; (ii) any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family; (iii) any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and (iv) any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity). For purposes of this Agreement, the term "Family" means (i) the individual, (ii) the individual's spouse, (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (iv) any other natural person who resides with such individual. Further, for purposes of this Agreement, the term "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of voting securities or other voting interests representing at least 10% of the outstanding voting power of any Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in any Person.

          (b) As used in this Agreement, with respect to a specified Releasor or Indemnitor which is not an individual, the term "Related Person" means (i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Releasor or Indemnitor, (ii) any individual or Person that holds a Material Interest in such specified Releasor or Indemnitor,
(iii) each individual that serves as a director, officer, partner, executor, or trustee of such specified Releasor or Indemnitor (or in a similar capacity), (iv) any Person in which such specified Releasor or Indemnitor holds a Material Interest, (v) any Person with respect to which such specified Indemnitor serves as a general partner or a trustee (or in a similar capacity) and (vi) any Related Person of any individual described in clause (ii) or (iii) of this SECTION 9.5.

          (c) As used in this Agreement, the term "Claim" means any actual or alleged liability, claim, action, suit, cause of action, obligation, debt, controversy, dispute, promise, contract, lien, judgment, account, representation, covenant, agreement, demand of any kind or nature, whether known or unknown, foreseen or unforeseen, both at law and in equity, that any Releasor may or could have had or now or hereafter may have against the respective Releasees arising out of, relating to or connected in any way with
(i) the Board Change of Control, (ii) the proposed sale or recapitalization of NTC originally contemplated in or about December 1997, including pursuant to the Asset Purchase Agreement dated as of March 31, 1998, between NTC Acquisition, Inc. and NTC, (iii) the proposed NTC debt financing with a financial institution in July 1998, (iv) the sale of up to 2.5 million shares of Rapid Cast at $0.60 per share, (v) upon the redemption of the Cohen Preferred Stock or the approval by the Company's shareholders of the Amendment to Articles and subsequent conversion of the Cohen Preferred Stock into shares of Common Stock based on the conversion price when tendered for conversion on June 10 and 11, 1998, all as provided in this Agreement, the failure to have shares of Common Stock available for issuance to the holders of the Cohen Preferred Stock upon their attempted conversion of such stock into shares of Common Stock on June 10 and 11, 1998 or (vi) any action, failure to act, representation, event, transaction, occurrence or other subject matter resulting from, arising out of, relating to, connected in any way with, or alleged, suggested or mentioned in connection with the matters described in clauses (i) through (v) of this SECTION 9.5(C).

     9.6.      MAINTENANCE OF D&O INSURANCE.

     The Company shall (and no party hereto shall take any action to impair the ability or power of the Company) provide officers' and directors' liability insurance ("D&O Insurance") covering each person who is or who has been a director or officer of the Company in respect of acts and omissions occurring through the date on which such person shall have ceased to be a director and officer of the Company until the third anniversary of the date of this Agreement, in respect of acts or omissions occurring through the Closing Date, on terms with respect to coverage and amount no less favorable than those of such policies in effect on the date of this Agreement; provided, that the Company shall not be required to pay combined annual premiums for the D&O Insurance in excess of 125% of the premium paid for the existing D&O Insurance by the Company for the current policy period (the "Maximum Premium"); provided further that in the event the payment of the Maximum Premium for any year is insufficient to maintain such insurance, the Company shall purchase as much D&O Insurance coverage as may be purchased for the Maximum Premium; provided, further, that the Company shall not be liable for breach of its obligations to provide D&O Insurance if such insurance cannot be obtained at any price for any annual period in which insurance is so unavailable.

     9.7.      ENFORCEMENT.

     The provisions of SECTION 9.4(B) and SECTION 9.6 hereof shall inure to the benefit of each Indemnitee and the other parties hereto who are indemnified herein or who have rights of indemnification or limitations on liability as described in the second sentence of Section 9.5(b). The Company shall pay all legal fees and expenses incurred by or on behalf of any such person in enforcing his rights under SECTION 9.5(B) and SECTION 9.6 and shall advance to any such person funds to cover such fees and expenses upon receipt of an undertaking from such person to return any portions of such funds that are not used for such fees and expenses or to which he was otherwise not entitled to receive under applicable law.

10.  TERMINATION

     10.1.     TERMINATION EVENTS.

     This Agreement may, by notice given prior to or at the Closing, be terminated:

          (a) by either Casey or the Company if a material breach of any provision of this Agreement has been committed by another party and such breach has not been waived;

          (b) (i) by Casey if any of the conditions in SECTION 7 is or becomes impossible to satisfy (other than through the failure of Casey to comply with his obligations under this Agreement) and Casey has not waived or does not waive such condition; or (ii) by the Company, if any of the conditions in SECTION 8 is or becomes impossible to satisfy (other than through the failure of the Company or members of the Current Board to comply with their obligations under this Agreement) and the Company or the Current Board have not waived or do not waive such condition;

          (c)  by mutual consent of Casey and the Company; or

          (d) by either Casey or the Company if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before September 30, 1998, or such later date upon which the parties may agree.

     10.2.     EFFECT OF TERMINATION.

               Each party's right of termination under SECTION 10.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination shall not be an election of remedies. If this Agreement is terminated pursuant to SECTION 10.1, all further obligations of the parties under this Agreement shall terminate, except that the obligations to reimburse Casey for costs and expenses described in clauses (a) through (g) of the first sentence of SECTION 11.2 shall survive such termination; provided, however, that if this Agreement is terminated by a party because of the breach of the Agreement by another party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies shall survive such termination unimpaired.

11.  MISCELLANEOUS

     11.1.     RULES OF CONSTRUCTION.

     This Agreement shall be construed in accordance with the following rules of construction:

          (a) the terms defined in this Agreement include the plural as well as the singular;

          (b) all references in the Agreement to designated "Sections" and other subdivisions are to the designated Sections and other subdivisions of the body of this Agreement, and all such references are for convenience of reference only, and shall be ignored in the construction and interpretation of this Agreement;

          (c) pronouns of either gender or neuter shall include, as appropriate, the other pronoun forms;

          (d) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision; and

          (e)  the words "includes" and "including" are not limiting.

     11.2.     EXPENSES.

     In addition to the costs and expenses otherwise expressly required to be paid in accordance with SECTION 6.2, SECTION 6.4 and SECTION 6.5(B) relating to the Cohen Option and the Cohen Preferred Stock, the Company shall reimburse Casey for any reasonable costs and expenses (including reasonable attorneys' fees) incurred by him in connection with (a) the settlement of the Class Action Lawsuit, (b) any filings made by the Company or Casey with the SEC or any other regulatory agency in connection with the Board Change, (c) the preparation of the Information Statement, (d) obtaining directors' and officers' insurance coverage, (e) negotiating and preparing the non-binding term sheet dated August 21, 1998 (and all prior iterations thereof) relating to the proposed Board Change and this Agreement, (f) any negotiations with WorldCom or First Bank with respect to NTC and (g) any negotiations with institutional investors relating to additional equity or debt financing for the Company or NTC. Other than the costs and expenses relating to the Cohen Preferred Stock and those matters described in clauses (a) through (g) above,
(i) upon the approval of a majority of the Disinterested Director Committee (and without requiring approval of the Company's shareholders), the Company shall reimburse Casey up to $100,000 of costs and expenses incurred by him on or after April 1, 1998 in connection with due diligence concerning the Company and its proposal to sell NTC, the attempt to prevent such sale and any related documentation and his evaluation of his rights and alternatives as a significant shareholder of the Company (collectively, the "Due Diligence and Other Costs") and (ii) upon the approval of the majority of the disinterested members of the New Board and the Company's disinterested shareholders, the Company shall reimburse Casey for Due Diligence and Other Costs in excess of $100,000.

     11.3.     SURVIVAL OF REPRESENTATIONS AND COVENANTS.

     All representations, warranties, covenants, and obligations in this Agreement and any other certificate or document delivered pursuant to this Agreement will survive the Closing. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, shall constitute a waiver of the right to indemnification, payment of damages, or other remedy based on such representations, warranties, covenants and obligations.

     11.4.     NOTICES.

     All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when
(a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (when an appropriate answer back is received from the recipient's telecopier), provided that a copy is mailed by U.S. mail, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service, in each case to the appropriate addresses and telecopier numbers set forth in EXHIBIT A (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties).

     11.5.     EQUITABLE REMEDIES.

     Each party hereto acknowledges that any other party hereto to whom or which it owes any obligation hereunder would not have an adequate remedy at law for money damages, and that irreparable harm would occur, in the event that any or all of such obligations were not honored strictly in accordance with their terms, and therefore agrees that such other party or parties shall be entitled to an injunction (or other appropriate equitable remedy) to prevent any such breach of those obligations and to obtain specific enforcement of such obligations in addition to any other remedy to which it may be entitled at law or in equity.

     11.6.     ENTIRE AGREEMENT; AMENDMENT.

     This Agreement supersedes all prior and contemporaneous written and oral agreements and understandings between the parties with respect to its subject matter (including the term sheet dated August 21, 1998 delivered by Casey and approved by the Company) and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

     11.7.     SUCCESSORS; ASSIGNMENT.

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, representatives and permitted assigns, but no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

     11.8.     GOVERNING LAW.

     This Agreement shall be governed by and construed in accordance with the internal laws of the State of California, without regard to the principles of conflicts of laws.

     11.9.     COUNTERPARTS.

     This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

     11.10.    ATTORNEYS' FEES.

     If any legal proceeding should be instituted to enforce any term hereof by any party, the prevailing party or parties in such litigation shall be entitled to recover all of their costs and expenses, including reasonable attorneys' fees and related costs and expenses.

     11.11.    FURTHER ASSURANCES.

     The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement.

     11.12.    WAIVER.

     The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. No provision of this Agreement may be waived except in a writing signed by the party to be charged with the waiver. To the maximum extent permitted by applicable law, (a) no waiver that may be given by a party will be applicable except in the specific instance for which it is given and (b) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

     11.13.    SEVERABILITY.

               If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect provided that the essential terms and conditions of this Agreement for all parties remain valid, binding and enforceable. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or caused this Agreement to be executed by their duly authorized officers, as of the date first above written.

INCOMNET, INC.

By   /s/ Melvyn Reznick
     ------------------------------------
     Melvyn Reznick
     Chairman and Chief Executive Officer

     /s/ Richard Horowitz                    /s/ Howard Silverman
     ---------------------                   --------------------
     RICHARD HOROWITZ                        HOWARD SILVERMAN

     /s/ Rolf Lesem                          /s/ David Wilstein
     ---------------------                   --------------------
     ROLF LESEM                              DAVID WILSTEIN

     /s/ Melvyn Reznick                      /s/ Nancy Zivitz
     ---------------------                   --------------------
     MELVYN REZNICK                          NANCY ZIVITZ

     /s/ John P. Casey
     ---------------------
     JOHN P. CASEY